Exhibit 99.2

TOROMOCHO PROJECT

RESOURCE ESTIMATE UPDATE

TECHNICAL REPORT

Prepared For

Peru Copper, Inc.

Prepared By

INDEPENDENT

MINING CONSULTANTS, INC.

May 11, 2005

1.0	SUMMARY	1-1

2.0	INTRODUCTION AND TERMS OF REFERENCE	2-1

3.0	DISCLAIMER	3-1

4.0	PROPERTY DESCRIPTION AND LOCATION	4-1

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6.0	HISTORY	6-1

7.0	GEOLOGICAL SETTING	7-1

8.0	DEPOSIT TYPES	8-1

9.0	MINERALIZATION	9-1

10.0	EXPLORATION	10-1

11.0	DRILLING	11-1

12.0	SAMPLING METHODS AND APPROACH	12-1

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1

14.0	DATA VERIFICATION	14-1
	14.1 PCI Data Verification	14-1
	14.2 Old Drilling Verification	14-5
	14.3 Data Selection for Resource	14-15

15.0	ADJACENT PROPERTIES	15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
	16.1 Overview	16-1
	16.2 Metcon Test Summary	16-2

17.0	MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES	17-1
	17.1 Block Model	17-1
	17.2 Resource Estimate	17-11
	17.3 Vocabulary	17-16

INDEPENDENT

MINING CONSULTANTS, INC.

- Continued -

18.0	OTHER RELEVANT DATA AND INFORMATION	18-1

19.0	INTERPRETATION AND CONCLUSIONS	18-1

20.0	RECOMMENDATIONS	20-1

21.0	REFERENCES	21-1

22.0	CERTIFICATES OF AUTHORS	22-1

INDEPENDENT

MINING CONSULTANTS, INC.

LIST OF TABLES

Table
1-1	Toromocho Resource - Equivalent Copper Based on $1.00/lb Cu, $10.00/lb Mo, $5.58/oz Ag	1-3

4-1	Toromocho Mineral Concessions	4-3

14-1	Summary of Available Assays and Final Data Merge	14-2

16-1	Main Pit Zone - Metal Recovery Comparison	16-3
16-2	Summary of Locked-cycle Tests	16-5
16-3	Summary of Molybdenum Recovery	16-6

17-1	Summary of block Grade Estimation Procedures	17-7
17-2	Floating Cone Economic input Parameters for Resource Definition	17-13
17-3	Equivalent Copper Based on $1.00/lb Cu, $10.00/lb Mo, $5.58/oz Ag	17-14

20-1	Peru Copper Exploration and Spending Plan	20-2

INDEPENDENT

MINING CONSULTANTS, INC.

LIST OF FIGURES

Figure
4-1	Property Location in Peru	4-4
4-2	Local area topography	4-5
4-3	Surface Properties	4-6
4-4	Mineral Concessions	4-7

5-1	Toromocho and Morococha Area	5-3

7-1	Toromocho Area - Geologic Map	7-2
7-2	Morococha District Regional Cross Section Looking North-Northwest	7-3
7-3	Geologic SE-NW Cross Section #27, Looking Southwest	7-4

11-1	Hole Location Map	11-2

13-1	Toromocho - Core Handling and Sample Preparation Protocol	13-2

14-1	Total Copper Check Assays - PCI Drilling	14-3
14-2	Old Drilling Assay Versus CIMM Reassay, Total Copper	14-6
14-3	Old Drilling Assay Versus CIMM Reassay, Acid Sol Copper	14-7
14-4	Old Drilling Assay Versus CIMM Reassay, Zinc	14-8
14-5	Old Drilling Assay Versus CIMM Reassay, Silver	14-9
14-6	Old Drilling Assay Versus CIMM Reassay, Arsenic	14-10
14-7	Nearest Neighbor Pairs - Copper	14-12
14-8	Nearest Neighbor Pairs - Zinc	14-13
14-9	Nearest Neighbor Pairs - Molybdenum	14-14

17-1	SE-NW Cross Section #27 Looking Southwest Model Rock Type Code vs. Drilling Data	17-5
17-2	SE NW Section #27, Looking Southwest Measured and Indicated Block Grades	17-6
17-3	Example Variograms - Copper	17-8
17-4	Example Variograms - Molybdenum	17-9
17-5	Example Variograms - Silver	17-10
17-6	Floating Cone Pit, $0.90/lb Copper, $6.00/lb Moly, $5.50/oz Silver	17-15

INDEPENDENT

MINING CONSULTANTS, INC.

1.0	SUMMARY

Independent Mining Consultants, Inc. (IMC) was requested by Peru Copper, Inc. to prepare a statement of resources for the Toromocho deposit in central Peru. This document represents the Technical Report of that work as outlined in Canadian National Instrument 43-101 for public disclosure of resources. IMC was contracted by Minera Peru Copper Syndicate S.A. (MPCS) a wholly owned subsidiary of Peru Copper, Inc. Throughput this document IMC will refer to PCI in reference to both corporate entities.

The Toromocho deposit is a porphyry copper deposit with the mineralization hosted in both intrusives and contact metamorphic units. The majority of copper mineralization is in the form of chalcopyrite and chalcocite. Molybdenum (moly) and silver are also present as byproduct credits.

The deposit outcrops and is amenable to conventional open pit mining methods. Process testing has confirmed that the flotation process will produce a marketable concentrate. Particular effort has gone into confirming the concentrate grade and recovery of copper, molybdenum and silver.

The Toromocho project is located in central Peru, approximately 140 km east of Lima in the Morococha mining district, Yauli Province, Junin Department (Figure 4-1). The mining town of Morococha is roughly 2 km from the center of the deposit. The paved Central Highway from Lima passes through Morococha. Power is available within 15 to 20km distance and there appears to be sufficient water resources in the immediate area of the deposit for any potential operation.

The deposit was drilled during the late 1960’s by Cerro de Pasco with continued drilling during the early 1970’s by Centromin. This historic drilling has resulted in a data base of 139 diamond core holes containing assays on 10m intervals for copper, moly, silver, and other metals. Core recovery of the old drilling was reported to be poor with averages in the range of 80%. PCI drilled 5 twin holes during 2003 and added 98 additional holes during 2004 and 2005. Comparisons of the PCI core assay results versus the historic drilling indicates that the old core data can be combined with the recent PCI information. Statistical support for this decision is provided later in text.

PCI personnel were able to locate historic pulps for roughly 50% of the historic assays. These were reassayed at the commercial lab contracted by PCI for copper, silver, zinc and other metals. IMC completed statistical comparisons of this data with PCI drilling to establish the validity of the reassay information. The reassay information combined with the PCI drilling and acceptable historic assays has provided sufficient coverage to estimate copper, moly and silver throughout the block model.

PCI drilling was assayed on typical core sample intervals of about 1.5m in length for copper. Some of the accessory minerals from the PCI drilling were assayed on 10m composite intervals. The historic data was assayed on 10m composite intervals. The 1.5m intervals were numerically composited to 10m and then combined with the recent and historic 10m composite values to assemble a 10m data set for block grade estimation.

1-1	INDEPENDENT MINING CONSULTANTS, INC.

IMC developed a block model for total copper, moly, silver, and a number of other associated minerals based on a combination of both old and new data. The model blocks were sized 20m by 20m on plan with a 15m bench height.

The block model incorporated three populations for grade estimation by linear kriging: 1) Intrusives, 2) Skarns (combined calc-silicates), and 3) Leached cap. Search radii for linear kriging were: 150 m circular on plan with a 55m vertical search.

IMC utilized the floating cone algorithm to establish the resource with “reasonable prospect for eventual economic extraction”. The floating cone pit was based on metal prices of $0.90/lb copper, $6.00/lb Molybdenum, and $5.50/oz Silver with economic benefit applied to measured and indicated category mineralization only. Once that pit geometry was established, copper equivalent calculations within that pit were based on the 3 year backward average metal prices of $1.00/lb copper, $10.00/lb Molybdenum, and $5.58/oz Silver along with supportable process recoveries and costs.

The total resource was established at a 0.26% equivalent copper cutoff as shown on Table 1-1. Contained within that resource is a central core of the deposit that will be preferentially mined and processed. IMC has completed highly preliminary production schedules with the goal of maximizing project return on investment whereby the time sequence of plant feed and the time sequence of cutoff grades are established. IMC holds the opinion that a 0.60% equivalent copper cutoff reflects a sound approach to determination of process plant feed material for the core of the deposit.

The remaining resource with cutoff grades between 0.26% and 0.60% equivalent copper could be processed or stockpiled for eventual future processing.

1-2	INDEPENDENT MINING CONSULTANTS, INC.

Table 1-1

Toromocho Resource

Equivalent Copper Based on $1.00/lb Cu, $10.00/lb Mo, $5.58/oz Ag

Measured

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60%	107	0.73	0.024	6.7	1.00	1,722	57	23
0.26% to 0.59%	32	0.34	0.011	5.0	0.48	240	8	5

Total Plus 0.26%	139	0.64	0.021	6.3	0.88	1,962	65	28

Indicated

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60%	711	0.63	0.022	8.5	0.89	9,875	345	194
0.26% to 0.59%	731	0.33	0.008	5.1	0.44	5,318	129	120

Total Plus 0.26%	1,442	0.48	0.015	6.8	0.66	15,193	474	314

Measured + Indicated

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60%	818	0.64	0.022	8.3	0.90	11,542	397	218
0.26% to 0.59%	763	0.33	0.008	5.1	0.44	5,551	135	125

Total Plus 0.26%	1,581	0.49	0.015	6.8	0.68	17,093	532	343

Inferred

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.26%	257	0.45	0.009	7.4	0.58	2,550	51	61

Copper Equivalent Grade = Copper + 9.1313 x Moly + 0.007 x Silver

Metal Prices are 3 year averages as of March 1, 2005, Calc by IMC.

Floating Cone pit based on economics applied to measured and indicated blocks with prices of: $0.90/lb Copper, $6.00/lb Mo, $5.58/oz Silver

1-3	INDEPENDENT MINING CONSULTANTS, INC.

2.0	INTRODUCTION AND TERMS OF REFERENCE

Independent Mining Consultants, Inc. (IMC) was requested by Minera Peru Copper Syndicate S.A. (MPCS) to prepare an independent statement of resources for the Toromocho deposit in central Peru. This document represents the Technical Report of that work as outlined in Canadian National Instrument 43-101 for public disclosure of resources.

IMC obtained copies of the historic drill hole information completed by Cerro de Pasco and Centromin as well as copies of the drill hole logs and assays for 103 drill holes completed by PCI during 2003 through early 2005. The following general tasks were completed by IMC in the process of developing the statement of resources.

1.	Confirmed acceptable results of the QAQC check assays for the PCI drill holes.

2.	Compared the PCI drill hole results versus nearest neighbor twin hole data in the historic data base to quantify the reliability of the historic information.

3.	Completed a statistical analysis of the combined data to establish grade populations and estimation parameters.

4.	Calculated sample densities from the historic data to apply to a resource model.

5.	Developed a block model for use in the evaluation of resources.

6.	Applied reasonable and approximate estimates of mining and processing costs and recoveries to the model with the floating cone algorithm to set an estimated resource.

7.	Prepared a statement of resources and this document in support of that estimate.

The Qualified Person responsible for this report is John M. Marek P.E. of Independent Mining Consultants, Inc. Mr. Marek was assisted in the review and interpretation of the available metallurgical testing information by Mr. Martin Kuhn of Minerals Advisory Group, Inc. (MAG) of Tucson, Arizona.

John Marek visited the Toromocho site during the week of September 22, 2003. Both new and old drill core were studied during the site visit and a thorough tour of the property was made in order to understand the rock units, potential operating conditions, and potential mine and infrastructure locations on the property. Visits were made to the CIMM Peru S.A. sample preparation and assay facilities used by PCI for assay of the new drill holes.

This report is in metric units. Tonnes means metric tons and Ktonnes means 1000 metric tonnes. All metal grades are in percent by weight.

2-1	INDEPENDENT MINING CONSULTANTS, INC.

3.0	DISCLAIMER

IMC has developed this statement of resources based on historic drill information, recent drill information, and other various data items supplied by PCI for IMC use. Where possible IMC has confirmed the data provided by comparison against other data sources, or by field verification.

Where checks and confirmations were not possible, IMC has assumed that all information supplied is complete and reliable within normally accepted limits of error. During the normal course of the review, IMC has not discovered any reason to doubt that assumption.

In forming this opinion, IMC has relied on information provided by PCI. Much of this information has been confirmed by IMC during mine site inspections and cross checks. IMC has reviewed or developed the following types of data for the deposit:

1)	Geologic maps and sections

2)	Sampling procedure and assaying methods

3)	Statistical evaluations and studies

4)	Block model methods, parameters, tabulations, and maps

5)	Broadly approximate mining and process costs

6)	Potential mine production schedules

7)	Process recoveries based on testing completed to date.

IMC has not specifically reviewed or audited the property ownership documents at Toromocho. However, PCI has informed IMC that they have acquired the mineral claims required for the orebody, and substantial surface holdings for plant, tailing, infrastructure, and support requirements. Information regarding the property situation at Toromocho within this report has been provided by PCI as required under Ni-43-101. IMC has not offered a professional opinion regarding the property situation.

IMC has not reviewed the environmental situation at the property. IMC has assumed that any operating permit and reclamation requirements are properly accounted for in the information supplied by the client, and that any potential future operations will not be prejudiced by environmental, permitting or related constraints.

IMC has not audited the proposed expenditure budgets provided by PCI and has not offered a professional opinion regarding the reliability of future PCI budgets. IMC has reviewed the budgeted amounts for drilling, assaying, and other technical items and those costs appear to be in line with other international projects.

3-1	INDEPENDENT MINING CONSULTANTS, INC.

4.0	PROPERTY DESCRIPTION AND LOCATION

Some of the information within this section is paraphrased from the Information Memorandum on Toromocho prepared by Credit Suisse, First Boston for Centromin during 1998. That document was prepared as part of the general bid package associated with the Centromin privatization offering of Toromocho. IMC has not audited or reviewed the status of PCI control of the property. PCI personnel and contractors are currently in the process of acquiring minority land holdings within the Toromocho surface rights area. PCI has informed IMC that the mineral concessions that contain the Toromocho deposit are under an option agreement between PCI or its subsidiaries, and Centromin (a Peruvian government mining entity) or are secured by private contracts between PCI or its subsidiaries and Sociedad Minera Corona S.A.

The Toromocho project is located in central Peru, approximately 140 km east of Lima in the Morococha mining district, Yauli Province, Junin Department (Figure 4-1). The mining town of Morococha is roughly 2km from the deposit. The paved main highway from Lima passes through Morococha. The region has steep topography with elevations over the deposit ranging from 4700 to over 4900m above sea level. The valleys in the area are of glacial origin.

Figure 4-2 illustrates the topography and some of the infrastructure in the immediate area of Morococha and the surrounding area. The Toromocho pit area is indicated on the map. Contour intervals on that map are 50m.

The surface property status at the time of this writing is summarized on Figure 4-3. This figure was provided to IMC by PCI during December of 2003. The descriptions of the concessions are summarized below.

List of Surface Rights

Name	Registration	Hectares
Sub lote 2 A Pucara	As. C-1 Ficha 002253 Of. R. Tarma	2782.0321
Sub lote 2 B Pucara	As. C-1 Ficha 002254 Of. R. Tarma	2509.6745

The mineral concessions are summarized on Figure 4-4. The three lots labeled Toromocho 1, 2, and 3 contain the open pit area as currently perceived by IMC and PCI. The mineral concessions are held as an option agreement between MPCS and the Peruvian government mining entity called Centromin. The list of the mineral concessions is on the following page.

The option agreement is an option to develop the project. Permits to develop the project are required by Peruvian law. However the permit process is straight forward with definite steps and time lines. Execution of the items laid out in the option agreement will result in the go ahead for eventual production.

4-1	INDEPENDENT MINING CONSULTANTS, INC.

The general requirements that MPCS must meet as set out in the option agreement are as follows:

1.	Year 1 of the option, Complete $1 million USD of work on the project

2.	Year 2 of the option, Complete $2 million USD of work on the project

3.	Year 3 of the option, Complete $3 million USD of work on the project

4.	Year 4 of the option, Complete $3 million USD of work on the project

5.	Year 5 of the option, Complete $3 million USD of work on the project

6.	Completion of a Bankable Feasibility Study

The total outlay over the 5 year period is $12 million USD plus the cost of a bankable feasibility study.

There are three minor claim holdings in the Toromocho 2 area on Figure 4-4 that are not Centromin claims but rather are held by Sociedad Minera Corona S.A. (Corona). PCI and Corona have a signed contract that states that upon execution of the PCI option to produce ore from Toromocho, a land swap will occur whereby the Corona claims inside Toromocho 2 will be transferred to PCI in exchange for land in Toromocho 3 that is not within the planned Tormocho pit.

Minera Corona is currently producing small tonnages of ore from the Natividad central shaft located northeast of the Toromocho resource center in an area under exploration by PCI. The surface land rights in this area were granted to PCI in the agreement with Centromin. The Centromin agreement with PCI also states that the development of the Toromocho project has preference. Consequently, the Corona-Natividad operations should not negatively impact the development of the Toromocho project.

The Mineral Concessions contained within PCI option agreement with Centromin area listed on Table 4-1

4-2	INDEPENDENT MINING CONSULTANTS, INC.

Table 4-1

Toromocho Mineral Concessions

Concession	Code	Entry	Record	Hectares
Alianza	08001063Y01	6	197479	2.8224
Thispa	08001496Y01	6	199003	2.0000
El Azul del Canubio	08001349Y01	6	8021	6.0000
El Martillo	08001394Y01	6	199049	2.3813
Fortaleza	08001143Y01	5	199009	2.8200
Independencia	08005477Y01	5	198215	1.5875
Junin	08001124Y01	5	197471	6.0000
La Comision	08001807Y01	6	198255	2.4755
La Defensa	08001757Y01	6	198227	1.5636
La Perlita	08001391Y01	6	198241	1.6187
Madam Grimaneza	08001869Y01	8	41389	4.0000
Montana 87	08016662X01	7	6317	3.0000
San Roman	08000740Y01	6	199037	4.0000
Suerte	08001495Y01	6	198287	4.0000
Vecina	08001479Y01	5	198235	1.6100
Vecina Segunda	08001996Y01	5	198279	0.1005
Yankee	08001824Y01	5	64081	2.5519
Toromocho Uno *				247.1093
Morococha 3C	0804354LY01	1	16322	7.4662
Morococha 3D	0804354MY01	1	16323	0.0513
Toromocho Dos *				289.4109
Morococha 4K	0804355SY01	1	16333	0.0719
Morococha 4L	0804355TY01	1	16334	0.0650
Morococha 4M	0804355UY01	1	16335	0.0698
Morococha 4N	0804355VY01	1	16336	3.1840
Morococha 4N	0804355WY01	1	16337	0.4579
Morococha 4O	0804355XY01	1	16338	0.8315
Toromocho Tres *				113.6633
Morococha 6C	0804357IY01	1	16009	2.2825
Morococha 6D	0804357JY01	1	16010	3.1830
Morococha 6F	0804357LY01	1	16012	0.2121
Morococha 6G	0804357MY01	1	16013	0.4663
Toromocho Cuatro *				483.0939
Morococha 7 *	0804358CY01	1	16023	3.3399
Morococha 8	10212693	1	13234	200.0000
Muchoapata 4	0804358AY01	1	15276	1.9454
Muchoapata 5	0804358BY01	1	15277	10.9405
			Total	1248.024

4-3	INDEPENDENT MINING CONSULTANTS, INC.

Figure 4-1

Property Location in Peru

Toromocho Location
ECUADOR
PERU
Quito
Guayaquil
Cuenca
Loja
Iquitos
Piura
Chiclayo
Trujillo
Chimbote
Huaraz
Huanuco
Cerro de Pasco
Tarma
La Oroya
Huancayo
Lima
Callao
Pisco
Ica
Nazca
Ayacucho
Cuzco
Pucallpa
Tarapoto
Juliaca
Puno
Arequipa
Moquegua
Ilo
Tacna
Arica
Lago Titicaca
Cruzeiro do Sul
Rio Branco

National Geographic Society, South America, 1992

4-4	INDEPENDENT MINING CONSULTANTS, INC.

Figure 4-2

Local Area Topography

376,000 E
N
4Km
UTM GRID
8,720,000 N
8,720,000 N
Morococha
Toromocho Deposit
376,000 E
Laguna Huacracocha
Laguna Huascacocha
Nevado Shehuac
Cerro Trigopallana
GARHUASHCANCHA
MORADA
Cerro Morada
CARBON MINA
Nevado Anticona
Cerro Incacancha
Cerro Tictimachay
Mina Tachman
VENECIA
Cerro Natividad
Mina Santa Catalina
Mina Yacomina
Mina Manuelita Alta
Mina Dos Naciones
Mina San Ignacio
CHALLHUACOCHA
EL MILAGRO
Los Amos de Yauli
Hacienda Pucara
Cerro Shunya
Cerro Rumicruz
Cerro Cushurocha
RANGRA CHICO
Cerro Pinculluyoc
Cerro Chinchurosa
Cerro Yutaccocha
Cerro Barranco
Pampa Taulish
Ticlio (Estación)
Chinchan
SEÑAL MONTE MEIGGS
Mina Elisa
Mina Cuarenta
Casapalca
Mina Balcanes
OBELON
Manuel Montero

4-5

Figure 4-3

Surface Properties

2,598.4443 Has.
REM. SUB LOTE 2A
2,509.6745
REM. SUB LOTE 2B
Laguna Huacracocha
Laguna Huascacocha
Yanasinga
Volcan
Puca Urco
Galera
Chalhuacocha
San Tadeo
Vicharrayoc
Santa Clara
Hito Abra
Alpamina
Yantac 1
Yantac 2
Yantac 3
8722000 N
8721000 N
8720000 N
8719000 N
8718000 N
8717000 N
8716000 N
8715000 N
LEYENDA
APPROXIMATE IMC PIT LIMIT
OTHER LOTS OF MINERAL COMPANIES CORONA, AUSTRIA D., PUQUIOCOCHA
POPULATION LOTS
MINA MOROCOCHA LOTS
TOROMOCHO PROJECT
CENTROMIN PERU
RIGHT OF WAYS
TAILINGS PIPELINE (10m wide)
CENTRAL HIGHWAY (50m wide)
HIGH TENSION LINES (16m wide)
SERVICE WATER PIPELINE (10m wide)
KINGSMILL TUNNEL (10m wide)
WATER PIPELINES (6m wide)
UTM COORDINATES
0
500
1000
METERS
N

16

Figure 4-4

Mineral Concessions

MINERA PERÚ COPPER SYNDICATE S.A.
CONCESIONES MINERAS
PROYECTO TOROMOCHO
MINERA CORONA
SOC. AUSTRIA DUVAZ
CENTRAMINAS
CIA MINERA VOLCAN
CONDOMINIO
SOC. MINERA RESP. LTDA.
SOCIEDAD ANÓNIMA
OTROS
POSIBLE AREA DE TOROMOCHO A NEGOCIAR CON MINERA CORONA
APPROXIMATE IMC PIT LIMIT
UTM COORDINATES
TOROMOCHO 1
TOROMOCHO 2
TOROMOCHO 3
TOROMOCHO 4
Morococha 1
Morococha 2
Morococha 3
Morococha 3-E
Morococha 5
Morococha 6
Morococha 7
Morococha 9
Centromin 20
BARBAS 4
BARBAS 5A
M1A
M1D
M5A
M5B
M5C
TICLIO I

4-7

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY

Accessibility

Access to the Toromocho project is by both the paved Central Highway and the Central Railway which connect the Morococha mining district to both Lima and La Oroya. The center of the Toromocho deposit is about 2.5 km from the town of Morococha in the Morococha Mining District. Lima to Morococha is about 142 km by road and about 173 km by rail. The distance east to La Oroya is about 32 km by road and 35 km by rail. The Doe Run company operates a custom smelter in the town of La Oroya.

Climate

The climate has two well defined seasons. The wet season is from November to April and has frequent hail and snowfalls with temperatures ranging from 3 to 20 degrees C. Total wet season precipitation averages 650 mm. The rest of the year is reasonably dry with sporadic and sudden rain squalls. Temperatures range from –4 to 14 degrees C. The wind is generally from a northerly direction with a maximum recorded speed of 30 km/hr.

Local Resources

The town of Morococha is reasonably typical of a small Andean mining camp. Centromin reported in 1998 that there were 657 houses in Morochocha, and 20 additional units in Tuctu. Tuctu is located just across the highway to the north from Morococha and is the location of the offices and core storage facilities currently in use by PCI. Figure 5-1 is a general area map of the immediate Morococha area. For reference, the center of the Toromocho open pit would be located in the area of the Legend on Figure 5-1.

IMC understands that Corona/Pan American Silver and Austria-Duvaz are currently operating small underground mines in the Morococha area that will be curtailed when required by the Toromocho project. IMC visited two operating sulfide flotation mills in the Toromocho district. Their production levels are small (about 1500 tpd) when compared against the potential for a large open pit.

A large part of the population of the Morococha district works in the mining industry. The neighboring areas could provide a pool of skilled and experienced labor. PCI has started an evaluation of the socio-economic climate of the Morococha area.

5-1	INDEPENDENT MINING CONSULTANTS, INC.

Infrastructure

Power is currently available in Morococha, however additional power lines for the scale of the Toromocho project will be required. The Toromocho project will need to negotiate a long term contract with a power provider. A connection to the national grid system could be made at Cerro de Pasco. Optionally, power connections might be possible at Yauli or La Oroya (15 and 25km distal respectively).

Several potential water sources are being evaluated by PCI and their contractors. A feasibility study during the early 1980’s by Kaiser for Centromin developed sufficient water for a 30,000 tpd flotation operation by intercepting run off water from the Puy Puy peak located north of Morococha. This system required approximately 23 km of canals and pipelines to bring the water to Toromocho.

PCI is currently studying the alternative of using the water from the Kingsmill tunnel that drains the entire Morococha mining district. The discharge of that tunnel is north of the town of Yauli. Initial indications are that this option would also provide sufficient water for a large open pit and flotation mill operation.

Other options are being studied that make use of both surface and underground sourced water in the immediate mine area. The preliminary results of that work plus the two options above have allowed IMC to form the opinion that there will likely be sufficient water available for the contemplated operations Toromocho.

The selection of the tailing storage location will require more study. Several options are available. The current resource size at Toromocho indicates that more than one tailing storage location will be required to handle the total tailing requirement for the project.

Waste and stockpile storage or leach dump area is available immediately south and southwest of the Toromocho pit area. The Lago Buenaventura immediately southwest of the pit could store as much as 400 million tonnes of material. A second option due south of the pit will store another 400 million tonnes. Storage capacity for another 800 million tonnes will probably be required in addition to the 800 million listed above. As with the tailings, no geotechnical evaluations of leach or waste storage sites have been completed to date.

Physiography

The area around the Toromocho pit is characterized by steep mountainous terrain with glacial valleys. Elevations range from 4700 to over 4900m above sea level in the mine area.

The center of the Toromocho deposit sets in a broad valley or basin that opens to the south. Topography climbs to the west, north, and east away from the center of the deposit. Figure 4-2 provides a reasonable illustration of the terrain due to the 50m contour interval on the figure.

5-2	INDEPENDENT MINING CONSULTANTS, INC.

Figure 5-1

Toromocho and Morococha Area

5-3

6.0	HISTORY

The information on project history has been excerpted from the Toromocho Information Memorandum from Centromin in 1998 and from the Kaiser feasibility study of 1982. The earliest recorded information on the Toromocho deposit dates from 1928 when a low grade copper zone was discovered on the edge of the monzonite stock of the San Francisco peak along with several other low grade blocks.

Between 1954 and 1955, Cerro de Pasco Corporation carried out an exploration program that indicated the presence of mineralization but without recognizing the potential of the district. After 1963, Cerro de Pasco geologists initiated an angle drill hole from the top of San Francisco peak that found oxidized material, but did not confirm the main deposit. In 1966, a campaign of vertical holes was begun. Most of these 33 holes penetrated about 400m deep and many stopped in ore grade material. The results of this campaign were reported during 1968.

A second Cerro de Pasco campaign was not begun until May 1970. The second campaign completed 39 holes with a maximum depth of about 300m. This program was completed in 1971. In June 1972 more work was completed (10 holes) along with a small test pit.

On May 18, 1973, the Peruvian Government declared all mining rights in Toromocho as obsolete and transferred the properties to Centromin a Peruvian government entity. From April 1974 to January 1976, Centromin carried out the last phase of major exploration drilling. The mid-1970’s work by Centromin completed another 61 holes.

In August 1980, Centromin hired Kaiser Engineers International, Inc. (Kaiser) to prepare a detailed feasibility study of the project. That work planned for a conventional open pit delivering 30,000 tpd of ore to a flotation concentrator along with a low grade heap leach operation. Some of the information presented in this document regarding history, climate, etc. is extracted from the previous work by Kaiser.

PCI and their subsidiary MPCS acquired the option on the property from Centromin during 2003 and drilled 5 diamond holes to twin earlier Cerro de Pasco (2) and Centromin (3) drill holes. The PCI holes were HQ diameter and drilled with split inner barrels and face discharge bits. Core logging, sampling, sample preparation, and assaying were completed incorporating the best available techniques for copper exploration and estimation. During 2004 and early 2005, PCI drilled an additional 98 holes. This report summarizes the resource status based on all previous data combined with the most recent PCI drill hole and geologic information.

Although Kaiser declared reserves at Toromocho in 1982, IMC and PCI hold the opinion that additional support information is required in order to meet the NI43-101 requirements for a reserve. PCI and their contractors are in process of collecting that information and completing the necessary studies in order to convert the resource to a reserve.

6-1	INDEPENDENT MINING CONSULTANTS, INC.

7.0	GEOLOGICAL SETTING

The description of the geologic setting is based on historic information published by Centromin and on communication with PCI geologists and geologic consultants. The recent drilling, logging and interpretation of the PCI holes have prompted changes in the interpretation Toromocho deposit.

The Morococha area is characterized by a series of folded paleozoic and mesozoic rocks, primarily calcareous sediments with some lesser intercalcated volcanic flows. This sequence has been intruded with multiple events. The intrusives helped to prepare the area for mineralization and also provided the source for the hydrothermal mineralization.

The limestone sediments have been folded into an anticline structure with a general north-northwest trend so that the limbs dip roughly east and west. There are four main units of the sediments. From youngest to oldest, the are: the Mitu group, Pucara group, Goyllarisquizga group, and the Machay group. The unit in the immediate area of the Toromocho deposit is the Pucara group of Jurassic age dolomites, and siliceous limestones, with intercalated basalt and trachyite flows. This unit is estimated to be 430m thick.

Figure 7-1 is a Centromin developed geologic map of the area of the Toromocho deposit. An approximate east-west section with extent greater than the map area illustrates the regional geology on Figure 7-2. The section illustrates the anticlinal structure of the Pucara limestone.

Intrusions in the Toromocho deposit area are tertiary in age with several textural compositions. At the contact between the intrusions and the limestones, contact metamorphic skarns, tactites and hornfels have been formed.

Hydrothermal mineralization is hosted in both the intrusive and skarn rock types are generally somewhat higher grade. Recent logging of the new drill holes indicates that much of the mineralization is hosted in a breccia. The breccia crosses the rock type boundaries so that clasts can be predominately intrusive, skarn, or a mixture. Recent work by PCI geologists and consultants indicate that the breccia character of the rock mass may be due to anhydrite depletion from the rock matrix and subsequent partial collapse. Detailed logging indicates that the breccia can have different intensity throughout the deposit. The more subtle breccia textures probably represent the anhydrite depleted zones. More intense brecciation could be mechanical contact breccia or hydrothermal breccia.

Figure 7-3 is a section looking west-southwest through the center of the Toromocho mineralization. The outlined area in the center of the sections represent the zone now interpreted have breccia texture. The total copper grades of the 10m composites in the historic drill holes are shown on the figure. Color coding of the drill holes indicates the primary rock type of intrusive versus skarn.

7-1	INDEPENDENT MINING CONSULTANTS, INC.

Figure 7-1

Toromocho Area

Geologic Map

SECTION A
SECTION 27
376,000 E
8,716,000 N
LAGUNA BUENAVENTURA
LAGUNA COPAYCOCHA
N
0
500
1000
1500
2000
METERS
DIORITE
SKARN
BRECCIA
DACITE PORPHYRY
GRANODIORITE
MONTERO BASALT
QUARTZ PORPHYRY

7-2	INDEPENDENT MINING CONSULTANTS, INC.

Figure 7-2

Morococha District Regional Cross Section

Looking North-Northwest

Section A, Orientation Shown on Figure 7-1

7-3

Figure 7-3

Geologic SE-NW Cross Section #27, Looking Southwest

Showing Rock Type and Breccia Zone

Section Orientation Shown on Figure 7-1

7-4

8.0	DEPOSIT TYPES

Toromocho is a complex, mineralized assemblage of veins, veinlets, stockworks, “manto” type bodies and disseminated sulfides of the general “porphyry copper” type.

The Toromocho mineralization is hosted in Jurassic limestones of the Pucara formation and in Tertiary intrusives including diorites, granodiorites, quartz, monzonites and quartz porphyries. A contact metamorphism is related to the intrusive activity and extensive bodies of skarn are present at the contacts between intrusive and calcareous host units.

Broad areas of the deposit are brecciated with various levels of intensity. The breccia texture crosses all rock types in the central portion of the deposit.

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9.0	MINERALIZATION

The hydrothermal mineralization of the Toromocho deposit is well zoned. The metal zonation crosses rock type boundaries although the skarn units are better hosts than the intrusives. The deposit shows well developed concentric silicate alteration along with the metal zoning. There is a central potassic zone with secondary biotite, quartz and pyrite which is surrounded by a phyllic zone with quartz, sericite. The outer zone is propylitic with epidote, chorite, calcite, and sphene.

The concentric metal zoning at Toromocho is well developed with a central zone of disseminated copper-moly surrounded by an almost complete ring of lead-zinc, mostly as vein deposits, but including possible bulk disseminated zinc bodies. This zone, in turn, is surrounded by a zone of lead-silver vein deposits. In total there are over 20 significant veins that have been mined off and on for 100 years as the Morococha mining district. The metal zoning has some significance from the standpoint of Toromocho development because ultimate back slopes for a Toromocho pit will extend into the vein zone

The Toromocho deposit is a roughly vertical cylindrical shaped mass, but in detail it has a complex shape. Intrusive bodies cut dipping limestone beds forming calc-silicate metamorphics (originally mapped as tactite but now broadly classified as skarn). The copper grade is usually higher in the skarn forming large higher grade zones. All of the rock units can be brecciated to various degrees.

Some enargite has been found in the highest part of Toromocho, usually in high grade veins, but it is not present in most of the orebody. This, and other zoning features, indicates that historic drilling only sampled the top of the porphyry copper system. Some of the recent PCI holes extend to substantial depth and confirm that the deposit extends downward hundreds of meters below the original exploration work.

The distribution of chalcocite in the deposit is not typical for a porphyry copper. Chalcocite enrichment blankets in other porphyry coppers seldom exceed 100 to 200 meters in thickness and the primary chalcopyrite is usually all replaced by chalcocite. At Toromocho chalcocite is distributed vertically over at least 250 meters, but some chalcopyrite remains throughout much of this interval. Sequential assays completed by PCI on the recent drilling and sequential reassays of historic drilling have confirmed this occurrence and provide a sound basis for interpretation of copper mineral species throughout the deposit.

The PCI interpretation of the primary Toromocho ore control is evolving toward a sub-vertical mass of copper, moly, silver mineralization that is coincident with the general geometry of the brecciation. Sub-horizontal mineralized skarn zones occur that are somewhat distal from the central core of the deposit that are copper, zinc, and silver rich and are controlled by the Pucara bedding and structure.

9-1	INDEPENDENT MINING CONSULTANTS, INC.

David Lowell of PCI has worked at a number of breccia pipe porphyry copper deposits and thinks Toromocho in some respects resembles La Caridad, Mexico, and Toquepala, Peru. In both of these occurrences, there is a breccia annulus enclosing a cylindrical mass of only partly brecciated mineralization. IMC holds the opinion that there are also similarities with the Grasberg deposit in terms of anhydrite depletion and intense brecciation at the intrusive – skarn contact.

9-2	INDEPENDENT MINING CONSULTANTS, INC.

10.0	EXPLORATION

Toromocho has been explored by detailed geological mapping, diamond drilling, a small open pit and, underground development. Bulk samples were collected for assays and metallurgical tests during the Cerro de Pasco and Centromin time frames. Large diameter “PQ” core been drilled by PCI for the current metallurgical test program.

The Cerro de Pasco Corporation and Centromin carried out four diamond drilling (DDH) campaigns (1966-68, 1970-71, 1972-73, 1974-76). Historic references indicate a total of 173 holes were completed, totaling 55,204 meters. The electronic drill hole data base from Centromin contains 139 original holes. PCI has added 103 holes during 2003 through 2005 for a total of 242 holes used for this resource determination. This resource estimate is based on a drill data cutoff date of March 5, 2005. PCI is continuing to drill since that date.

Exploration Campaigns – Diamond Drilling

Company	Date	Drill Holes	Drilling (meters)
Cerro de Pasco Corp.	August 1966	33	11,316
Cerro de Pasco Corp.	May 1970	39	7,498
Cerro de Pasco Corp.	June 1972	10	1,437
Centromín	April 1974	61	22,143
PCI [1]	July 2003	5	1,965
PCI [2]	2004-Mar 2005	98	46264

Total Through March 5, 2005		246	90623

Note: Data for four reported historic holes have not been found. Total drilling used in the resource estimate is 242 holes compared with total reported holes of 246.

In summary there has been 35,400 meters of drilling added since the previous Technical Report dated August 2004. In addition, roughly 21,000 meters of the 42,000 meters of Cerro de Pasco and Centromin drilling have been reassayed at the CIMM lab in Lima under the control of PCI.

Exploration Potential at Depth and Toward Northeast

Historic ore extraction from the underground mine northeast of Toromocho required the construction of crosscuts and drifts below and northeast of the Toromocho deposit down to about the 4230m elevation. These openings have provided PCI with access and information to identify the potential continuity of copper mineralization below the limit of the old drill data from the 4380 down to the 4230m elevation (400 level underground).

Some of the drifts and crosscuts below the planned Toromocho open pit are accessible and can be used to conduct exploration campaigns exclusively aimed at confirming Toromocho´s potential and prospective mineralization between the 4380 and 4230m elevations. The 2004-2005 drilling has provided information as deep as the 4075m elevation within the deposit.

10-1	INDEPENDENT MINING CONSULTANTS, INC.

Consistent zones of ore grade have now been drilled as deep as the 4200m elevation where substantial tonnage is included within this resource statement.

The Natividad Central Shaft (Pique Central) is located about 3/4 km north-northeast of the center of the Toromocho deposit. PCI has surface rights to the land around Natividad’s central shaft and PCI has the contractual right to access the Natividad central shaft under the agreement with Centromin. PCI is currently drilling diamond drill holes from both the surface and underground locations near the shaft. The area around the shaft has been referred to as the Northeast extension or Northeast deposit in the previous technical report.

Of the 103 holes drilled by PCI prior to March 5, 2005, 20 of have been drilled in the Northeast zone of the deposit which is incorporated into this resource assessment.

10-2	INDEPENDENT MINING CONSULTANTS, INC.

11.0	DRILLING

The history of the Toromocho drill campaigns was summarized in Section 10.0 regarding the exploration history of the project. For clarity, IMC will refer to the drill hole data with the following convention:

1)	The Cerro de Pasco and Centromin drilling will be called “Old Holes”

2)	The PCI drilling completed from 2003 – 2005 will be called “PCI Holes”.

Old Holes and PCI Holes

All information available to IMC indicates that all of the Old Holes provided by Centromin to PCI and IMC are diamond drill holes of various diameters from NX to BX (55 to 42 mm diameter). Core recovery was variable in the Old Holes with average core recoveries for both programs reported as 80%. IMC personnel observed a number of places in Old Holes where the adjacent from-to blocks in the core tray representing 1 to 1.5 m have no core between them.

The Old Hole information was provided by Centromin to PCI as 10m bench composites. These composites were not calculated from the individual assay intervals, but rather assays of pulp weight composites where pulps of representative weight were combined to form a single pulp representing the 10m bench interval. IMC has no documentation regarding the procedures used to make up the pulp weight composites. IMC obtained paper copies of the original interval by interval (about 1.3m long) assay results for the Old Holes that were twined with first five PCI Holes. IMC then calculated conventional 10m composites for the 5 twinned Old Holes for comparison against the pulp weight composites over the same intervals. The results of that check indicate that the Old Hole pulp weight composites are comparable to calculated composites.

The current understanding of the Centromin and Cerro de Pasco procedures for Old Holes is as follows. Old Holes were split with half the core going to assay and the other half retained in the core tray. The split core was reduced to pulps before assaying for total copper. Occasional assays for zinc, molybdenum, and “oxide copper” were also recorded. The pulps were then composited as outlined above to generate 10m pulp weight composites of total copper assay. The total copper assay procedure was reportedly the short iodide method.

The Old Holes and PCI Holes are located on an exploration drill grid that is rotated about 21 degrees counterclockwise from UTM. IMC and PCI have rotated all of the data into the UTM system and IMC has assembled the resource model in the UTM system. The drill hole naming convention utilizes two hyphenated numbers. The first is the original easting to the nearest 100m, the second is the northing to the nearest 100m. The original exploration grid rotation is evident on the UTM system drill hole location map on Figure 11-1.

11-1	INDEPENDENT MINING CONSULTANTS, INC.

Figure 11-1

Hole Location Map

PCI Holes in Red

Old Holes in Blue & Green

Blue are Original Assays

Green are Reassayed

11-2	INDEPENDENT MINING CONSULTANTS, INC.

The Old Holes are generally on a 100 to 120m spaced drill grid with more infill drilling in the central area of the deposit as indicated on Figure 11-1.

The PCI Holes during 2003 were selected to twin holes from both Cerro de Pasco (2) and Centromin (3). A range of grades and rock types were also covered with this five hole program in an effort to quantify the differences between the Old and PCI drill programs.

The PCI Holes during 2004 and 2005 were generally HQ core (63.5mm diameter), recovered with face discharge bits and split inner barrels. Every effort was made to maximize core recovery. A few PCI holes are PQ diameter for metallurgical sample purposes.

Within the PCI Holes, every interval was assayed for total copper and occasional additional metals. Weight composites were also generated for the new holes and those composites were then sequential assayed as follows:

Total copper,

Acid soluble copper, (nominal room temperature dissolution)

Cyanide soluble copper, on the acid soluble reject

Total copper tail, on the cyanide soluble reject.

Additional assays completed on the New 10m pulp weight composites were:

Gold

Silver

Zinc

Molybdenum

Iron

Arsenic

The procedure for combining the Old Holes and the PCI holes is outlined in a subsequent section. This procedure also addresses the issues raised when there have 1.5m assay intervals and 10m assay intervals within the same holes as well as multiple assays within each interval.

11-3	INDEPENDENT MINING CONSULTANTS, INC.

12.0	SAMPLING METHOD AND APPROACH

The drill holes were sampled by splitting the core with subsequent preparation of samples for assay. The precise procedures applied by Cerro de Pasco and Centromin for splitting and sampling for the Old Holes are not known to IMC. PCI personnel have found a over 2000 of the old sample pulps from Centromin and Cerro de Pasco. Those pulps have been reassayed as a check on the old methods The use of the original and reassay information will be discussed in subsequent sections. Split core is still available for many of the Old Holes.

PCI Sampling Procedures

The sampling of the PCI Holes has been completed under the control of PCI personnel. The core is split by diamond sawing at the core shed in Tuctu located about 3 km from Toromocho. The core handling procedures at site are generally as follows:

HQ and PQ Core is boxed in wooden boxes at the drill rig

The core is transported to the PCI core logging facility at Tuctu

The core is washed and photographed

Geotechnical logging is completed on whole core

Geologic logging is completed on the whole core

The core is dry sawn lengthwise

Half core is retained at the PCI core shed at Tuctu.

Half core is sent to CIMM Peru S.A. in Lima for sample preparation and assay

Split core is transported to the sample prep lab by PCI personnel.

Sample intervals lengths for the PCI Holes are generally 1.50 to 1.55 m in length corresponding to a 5 ft drill run. No effort was made with the new drilling to break the sample at geologic contacts. Sample lengths for the Old Holes generally average round 1.30m in length although they vary significantly. Many shorter intervals are apparent in the Old Holes. These were likely a function of drilling problems rather than an effort to match geologic contacts.

PCI has embarked on additional sampling of underground drifts in the area of Toromocho by channel sampling the drifts. That information is being used as part of the regional exploration by MPCS to determine the potential for more mineralization in the district. Drift and channel data have not been used by IMC in establishing this statement of resources.

The electronic copy of the Old Holes obtained by IMC represented bench interval composites that were 10m long. Basic statistics summary of the 10m Old Hole data is:

139 holes with 4157 composites with values averaging 0.425% total copper

For comparison, the following statistics for 10m composites of PCI Holes:

103 holes with 4563 composites with values average 0.51% total copper, plus multiple accessory minerals

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13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

The sample preparation of the Old Holes by Cerro de Pasco and Centromin is unknown to IMC other than a finely ground pulp was prepared from split drill core. The sample preparation and handling of the PCI Holes have been under the control of PCI personnel or their contractor lab CIMM Peru S.A. (CIMM) in Lima. Consequently, the relative reliability of the Old Holes will be established by comparison to the New Holes in Section 14.

The core handling and sample preparation procedures applied to the PCI holes are addressed in this section and summarized Figure 13-1. IMC has visited the PCI core handling facilities at Tuctu, near Toromocho and the sample preparation lab in Lima and has confirmed the application of the procedures on Figure 13-1.

The core handling through sawing is completed by PCI personnel at Tuctu. The half core is then transported to the CIMM sample preparation and assay lab in Lima by PCI personnel. The sample preparation is completed as shown on the Figure by CIMM under contract to PCI.

Proper cleaning and maintenance of sample preparation equipment is practiced by the CIMM lab. IMC personnel have not visited a sample preparation facility that is as clean and well organized as the CIMM facilities.

The PCI samples are dried at 100 deg C. for 6 to 8 hours upon arrival at CIMM. They are then crushed in a jaw crusher to nominally 90% passing ¼ inch (5 to 6mm). Barren Qtz is run between samples to clean the jaws of the crusher. The unit is also cleaned with compressed air between samples with a well designed air injection lid on the crusher associated with a dust collection system installed to minimized airborne contamination dust. All sizing units at CIMM are installed with a dust collection system.

The sample is then split with a riffle splitter and the coarse reject saved for future use. The other half of the split is next roll crushed to 90% passing 10 mesh. A second riffle split is completed in two passes in order to establish about 1000 gm for pulverizing.

Pulverizing is completed in one of two units. CIMM has both an LM-2 and an LM-5 pulverizer. Internal laboratory quality controls screen 2% of pulps to assure that the pulps average 96 to 98% passing 150 mesh. Screen analysis results were provided to IMC for review.

The pulps are blended and split into 4 pulps of about 250 grams each. One of the pulps is assayed for copper and arsenic. Composites of the pulps are used to make up a composite pulp that represents 10m bench intervals. These are developed by precise weighing of each of the component pulps in the same ratio as the component of the drill sample within the 10m interval. The composites are assayed sequentially for copper and other elements as outlined in Section 11.

13-1	INDEPENDENT MINING CONSULTANTS, INC.

Figure 13-1

Toromocho Project

Core Handling and Sample Preparation Protocol

PCI Drill Holes

13-2	INDEPENDENT MINING CONSULTANTS, INC.

The total copper assay procedure at CIMM is an aqua regia digestion followed by AA analysis. Acid soluble assays are based on a nominal room temperature sulfuric acid dissolution, followed by AA. The acid soluble rejects are rinsed dried, and dissolved in cyanide solution followed by AA to estimate the amount of chalcocite and other cyanide soluble species.

AA Assay procedures at CIMM are prepared in batches or trays holding 50 samples. Within each tray there are: 1 commercial standard, 1 blank, and 3 duplicates. The internal lab QAQC analysis of the standards, blanks, and duplicates are available on request for review.

PCI procedures for QAQC are to send 1 out of every 10 pulps out for external assay at ALS Chemex assay laboratory. IMC has analyzed the results of these check assays and found them to be proper confirmation. The results of that confirmation are presented in Section 14.0.

The CIMM Peru S.A. and ALS Chemex labs have been awarded ISO-9002 certification. The CIMM lab also has accreditation NTP-ISO/IEC 17025 from Indecopi.

The assay method for the Old Holes by Cerro de Pasco and Centromin were reported as the short iodide method. IMC understands that this is a titration process. The verification comparisons will illustrate that the Old Holes appear to overestimate copper grade in the less than 0.20% copper range. The titration chemistry that seeks the copper ion will instead report the Fe++ ion when copper values are low and Fe values are high. This situation certainly occurs in the leach cap environment at Toromocho.

13-3	INDEPENDENT MINING CONSULTANTS, INC.

14.0	DATA VERIFICATION

The structure of the Toromocho data base necessitates a number of comparisons for data base verification. The comparisons that follow establish the rules for commingling of the data base sources and multiple assays. Most of the statistical analysis results will be presented in text. However, some minor analysis are not presented in detail but are summarized in order to streamline this text to some degree.

Tables 14-1 summarizes the results of the selection and merger of assay procedures for use in estimation of resources.

Initial discussion in this section will focus on the check assays and the comparison of the calculated composites versus weight composites for the PCI drill data. Once the basis of PCI composite selection is established, that data will be used to check the Old Drilling data on a nearest neighbor basis.

10m composites were utilized for grade estimation and resource tabulation due to the established procedures of utilizing weight composites on a 10m basis for grade estimation. These composites were not further composted to match the 15m bench height as typically practiced at other projects. As such, the basis of testing and support of the drill data was focused on the reliability of 10m composite values used in grade estimation.

14.1	PCI Data Verification

Outside Checks Assays of PCI Drilling

The primary lab for PCI assaying is the CIMM lab in Lima, Peru. Duplicate pulps are sent to the ALS-Chemex lab in Canada for check assays. PCI reports sending the duplicate pulps out for check assay on a 1 out of 10 basis. The count of check assay samples provided to IMC suggest that the data base is not current with all available check assays as of March 2005.

Figure 14-1 presents the results of the check assays for total copper. The results indicate sound comparison between the CIMM lab and the outside lab for total copper assay. The table below summarizes the results of the other mineral check assays that were run on the 1.5m assay interval basis.

Check Assay Results, Statistical Hypotheisis Test Results at 95% Confidence Level

Metal	Number of Checks	CIMM Mean Grade	ALS-Chemex Mean Grade	T - Test Of Means	Paired T	Binomial Test	KS Distribution Test
Copper %	450	0.511	0.507	Pass	Pass	Fail	Pass
Zinc %	48	0.037	0.036	Pass	Fail	Fail	Pass
Lead %	48	0.007	0.008	Pass	Fail	Fail	Pass
Silver gm/t	48	4.107	3.979	Pass	Pass	Pass	Pass

14-1	INDEPENDENT MINING CONSULTANTS, INC.

Table 14-1

Summary of Available Assays and Final Data Merge

14-2

Figure 14-1

Total Copper Check Assays

PCI Drilling

N = 450 check pulps

CIMM Avg = 0.511% Cu

ALS Chemex Avg = 0.507% Cu

XY Plot

QQ Plot

14-3	INDEPENDENT MINING CONSULTANTS, INC.

The results for all check assay values are sound. The failures indicated on the table are due to tight variances within zinc and lead. The means of the tested results are quite close and population tests on the means are indeed unbiased.

It should be noted that there were no moly outside check assay results provided with this data set. This issue will be addressed in the near term. The reliability of moly assay for this resource update will be established with the duplicate results of CIMM pulp weight composites and the with the Old drill data results.

PCI Drilling Pulp Weight Composites vs Calculated Composites

PCI assays every 1.5m interval at the CIMM lab for total copper with occasional assays for arsenic, moly, zinc, and silver. After preparation of the individual pulps for assay, pulp weight composites are made up to reflect 10m bench interval composites. In sub-horizontal holes, the composites are 10m down hole intervals. The pulp weight composites are then assayed at the CIMM labs for:

Total copper, Acid soluble copper, Cyanide soluble copper on the acid reject Lead, Zinc, Moly, Arsenic, Silver, and Gold.

IMC compared the calculated composites for copper, zinc, moly, and silver that were based on several 1.5m assays against the single 10m composite assay based on the pulp weight composites. This test accomplishes two goals: 1) Tests the reliability of the preparation of the 10m pulp weight composites, and 2) Checks the repeatability of the CIMM assay process.

The table below summarizes the results of the comparison between calculated composites and pulp weight composite values. All results comfortably pass the various statistical hypothesis tests with a 95% confidence level.

PCI Drilling, Calculated Composites vs 10m Pulp Weight Composites, CIMM Assays

Metal	Number of Checks	Calculated Composite Mean Grade	Weight Composite Mean Grade	T -Test Of Means	Paired T	Binomial Test	KS Distribution Test
Copper %	450	0.515	0.517	Pass	Pass	Pass	Pass
Zinc %	94	0.368	0.365	Pass	Pass	Pass	Pass
Silver gm/t	94	5.300	5.651	Pass	Pass	Pass	Pass
Moly %	91	0.012	0.013	Pass	Pass	Pass	Pass
Arsenic %	279	0.028	0.027	Pass	Pass	Pass	Pass

The results of the comparisons between calculated composites and pulp weight composites has caused IMC to form the opinion that the two forms of data can be commingled within the PCI drill data.

When both composites are available, calculated composites are used preferentially by IMC due to the additional assay support included within each composite mean.

14-4	INDEPENDENT MINING CONSULTANTS, INC.

14.2	Old Drilling Verification

Reassay of Old Drilling Pulps at CIMM

The term “Old Drilling” is used in this text to reference the drilling completed by Centromin and Cerro de Pasco in the late 1960’s and early 1970’s. Computer coding of this data carried the prefix within the IMC system of “Cdp”.

Over 2000 of the original Old Drilling pulp weight composites of 10m intervals were found within the archives of Centromin by PCI personnel. These pulps were reassayed at the CIMM lab as a check on the original assay results by Centromin and Cerro de Pasco. These reassays do not provide any information or checks on the sample collection and preparation used to prepare the pulps.

The Old Drilling pulps were reassayed for the following metals:

Total copper, Acid soluble copper, Cyanide soluble copper on the acid reject Lead, Zinc, Moly, Arsenic, Silver, and Gold.

It should be noted that the acid soluble result will likely have oxidized to some degree since the original drilling 30 years ago. It has been IMC experience that the total of the acid soluble and cyanide soluble assays are relatively stable over time. Simply put, material that would have reported as Cn soluble will tend to migrate to Acid soluble over time. Consequently, IMC has estimated the sum of the two sequential assays within the block model as the total percent soluble.

The table below summarizes the statistical hypothesis test results comparing the Old Drilling original assays vs the CIMM reassays.

Old Drilling, 10m Pulp Weight Composites, Original Assays vs CIMM Reassays

Metal	Number of Checks	Old Drilling Composite Mean Grade	CIMM Reassay Mean Grade	T - Test Of Means	Paired T	Binomial Test	KS Distribution Test
Copper %	2013	0.375	0.380	Pass	Pass	Pass	Pass
AsCu %	939	0.026	0.111	Fail	Fail	Fail	Fail
Zinc %	1993	0.145	0.144	Pass	Pass	Fail	Fail
Silver gm/t	1989	8.395	6.592	Fail	Fail	Fail	Fail
Gold gm/t	18	0.251	0.014	Fail	Fail	Fail	Fail
Arsenic %	1648	0.048	0.027	Fail	Fail	Fail	Fail

Figure 14-2 through 14- presents graphic comparisons of the reassay results of Old Drilling data. As a result of these comparisons, IMC has formed the opinion that the Old Drilling results for acid soluble copper, silver, gold, and arsenic are not reliable for resource estimation. Arsenic could be used if the intent is to overvalue arsenic on a conservative basis for checks of potential smelter issues. IMC has chosen not to use the old values for arsenic in the resource estimate.

Copper and zinc from the Old Drilling can be commingled with recent assays and used for resource estimation.

14-5	INDEPENDENT MINING CONSULTANTS, INC.

Figure 14-2

Old Drilling Assay Versus

CIMM Reassay

Total Copper

10m Pulp Weight Composites

N = 2013 Reassays

Old Mean = 0.375% Cu

CIMM Mean = 0.380% Cu

All Hypothesis Tests Passed

XY Plot

QQ Plot

14-6	INDEPENDENT MINING CONSULTANTS, INC.

Figure 14-3

Old Drilling Assay Versus

CIMM Reassay

Acid Sol Copper

N = 939 Reassays

Old Mean = .026% AsCu

CIMM Mean = 0.111% Ascu

Hypothesis Tests Failed

Old AsCu information Not

Used n Resource

New AsCu only used in

combination with CnCu.

XY Plot

QQ Plot

14-7	INDEPENDENT MINING CONSULTANTS, INC.

Figure 14-4

Old Drilling Assay Versus

CIMM Reassay

Zinc

N = 1993 Reassays

Old Mean = 0.145% Zn

CIMM Mean = 0.144% Zn

T-Test and Paired T Passed

XY Plot

QQ Plot

14-8	INDEPENDENT MINING CONSULTANTS, INC.

Figure 14-5

Old Drilling Assay Versus

CIMM Reassay

Silver

N = 1989 Reassays

Old Mean = 8.39 oz/t Ag

CIMM Mean = 6.59 oz/t Ag

All Hypothesis Tests Failed

Old Silver not used in

Resource

XY Plot

QQ Plot

14-9	INDEPENDENT MINING CONSULTANTS, INC.

Figure 14-6

Old Drilling Assay Versus

CIMM Reassay

Arsenic

N = 1648 Reassays

Old Mean = 0.048% As

CIMM Mean = 0.027% As

Hypothesis Tests Failed

Old Arsenic not used

Resource

XY Plot

QQ Plot

14-10	INDEPENDENT MINING CONSULTANTS, INC.

Nearest Neighbor Comparison, Old Drilling to PCI Drilling

In order to check the sampling and assay results between the Old Drilling and the PCI Drilling, the 10m composites were paired and compared when they were close to each other within the deposit. This procedure makes sound use of the twin holes that have been drilled, but also takes advantage of the recent angle holes that cross Old Drilling by providing additional pairs for comparison.

The table below summarizes the hypothesis test results of the comparisons. In some cases, (Orig Assay) the comparison is between Old Assays in Old Drilling versus the CIMM assays in PCI drilling . In that case, the test provides an overall measure of the impact of both historic assaying and historic drilling and sampling.

In other cases, the CIMM reassay of the Old Drilling is all that is available in sufficient quantities for comparison against the PCI drilling. In this case the comparison is a measure of the drilling and sampling of the Old Drilling since both assays are from the current lab.

Old Drilling vs PCI Drilling, Nearest Neighbor Composties, 20m Maximum Separation

Metal	Number of Checks	Old Drilling Source Assay	Old Drilling 10m Comp Mean Grade	PCI Drilling 10m Comp. Mean Grade	T - Test Of Means	Paired T	Binomial Test	KS Distribution Test
Copper %	343	Orig Assay	0.524	0.524	Pass	Pass	Pass	Pass
Soluble %	74	CIMM Reassay	0.525	0.547	Pass	Pass	Pass	Pass
Zinc %	342	Orig Assay	0.098	0.130	Pass	Pass	Fail	Fail
Silver gm/t	74	CIMM Reassay	7.043	10.250	Pass	Pass	Pass	Pass
Moly %	342	Orig Assay	0.013	0.021	Pass	Pass	Fail	Fail
Arsenic %	74	CIMM Reassay	0.024	0.040	Pass	Pass	Pass	Pass

Soluble% = (AsCu+CnCu)/TotalCu

For some metals only a few (74) composite pairs exist where Old Drilling with CIMM reassays can be compared against PCI drilling. It should be noted that all of those cases indicate a reasonable comparison or that the Old Drilling is conservatively low valued.

The copper grade comparison between the Old Drilling with the original assays and the PCI drilling with CIMM assays are a close comparison. Figure 14-7 illustrates that trend.

The zinc and moly results indicate that the Old Drilling with original assays is low when compared with PCI drilling and CIMM assays. This is likely due to core loss causing metal loss in the Old Drilling, particularly for moly. Hypothesis tests indicate that the population means and the differences between individual samples are sufficiently close that the data can be commingled. However, there are differences in the population distributions as indicated by the binomial and KS tests. Indications are that if PCI were to reassay the available pulps for moly, the deposit grade would increase to some degree.

The XY and QQ plots for copper, zinc, and moly follow as Figures 14-7, through 14-9. These were selected as there are sufficient sample pairs to support the analysis.

14-11	INDEPENDENT MINING CONSULTANTS, INC.

Figure 14-7

Nearest Neighbor Pairs

Copper

Old Drilling and Assay

Versus

PCI Drilling and CIMM Assay

N = 343 Pairs

Old Drill Mean = 0.524% Cu

PCI Drill Mean = 0.524% Cu

All Hypothesis Tests Passed

XY Plot

QQ Plot

14-12	INDEPENDENT MINING CONSULTANTS, INC.

Figure 14-8

Nearest Neighbor Pairs

Zinc

Old Drilling and Assay

Versus

PCI Drilling and CIMM Assay

N = 342 Pairs

Old Drill Mean = 0.098% Zn

PCI Drill Mean = 0.130% Zn

Hypothesis Test of Means and

Paired T are Passed

Old Data is Conservative

XY Plot

QQ Plot

14-13	INDEPENDENT MINING CONSULTANTS, INC.

Figure 14-9

Nearest Neighbor Pairs

Molybdenum

Old Drilling and Assay

Versus

PCI Drilling and CIMM Assay

N = 342 Pairs

Old Drill Mean = 0.013% Mo

PCI Drill Mean = 0.021% Mo

Hypothesis Test of Means and

Paired T are Passed

Old Data is Conservative

XY Plot

QQ Plot

14-14	INDEPENDENT MINING CONSULTANTS, INC.

14.3 Data Selection for Resource

The final selection of data for estimation of the Tormocho resource is summarized below. The data selection was guided by the results of the analysis presented in this section. A number of metals are estimated within the model that are not of particular economic interest. They are estimated for use in process plant flowsheet determination and cost estimation.

The Old Drilling and the PCI drilling were merged on a 10m composite basis. The rules for data use and merger between Old and PCI are summarized below:

Copper,

If PCI Drilling, use the calculated composites from individual assay.

If Old Drilling, use the CIMM reassays on weight composites.

If Old Drilling and CIMM reassays are not available,

Use the Old copper assays if greater than 0.0

Otherwise, set unassigned composites to a code for “No Assay”

Soluble%

Use the CIMM weight composite results for Old and PCI

Soluble as a fraction = (CIMM Ascu+CIMM CnCu)/(CIMM TotCu)

Otherwise, set unassigned composites to a code for “No Assay”

Molybdenum

If PCI Drilling, use the CIMM assay of weight composites

If Old Drilling, use the CIMM reassay of the original composite.

IF Old Drilling, and CIMM reassays are not available,

Use the Old moly assays if greater than 0.0

Otherwise, set unassigned composites to a code for “No Assay”

Zinc

If PCI Drilling, use the calculated composites from individual assay.

IF PCI Drilling, and there is no calculated composite,

use the CIMM assay of the weight composite.

If Old Drilling, use the CIMM reassays of the original composite.

If Old Drilling and CIMM reassays are not available

Use the Old zinc assays if greater than 0.0

Otherwise, set unassigned composites to a code for “No Assay”.

Arsenic

If PCI Drilling, use the CIMM assay of weight composites.

If Old Drilling, use the CIMM reassay on the original composite.

If Old Drilling, and CIMM reassays are not available,

Set the interval to a code for “No Assay”

Do not use the Old assay data.

Otherwise set unassigned composites to a code for “No Assay”

14-15	INDEPENDENT MINING CONSULTANTS, INC.

Silver

If PCI Drilling, use the CIMM assay of weight composites.

If Old Drilling, use the CIMM reassay on the original composite.

If Old Drilling, and CIMM reassays are not available,

Set the interval to a code for “No Assay”

Do not use the Old assay data.

Otherwise set unassigned composites to a code for “No Assay”

Gold

If PCI Drilling, use the CIMM assay of weight composites.

If Old Drilling, use the CIMM reassay on the original composite.

If Old Drilling, and CIMM reassays are not available,

Set the interval to a code for “No Assay”

Do not use the Old assay data.

Otherwise set unassigned composites to a code for “No Assay”

Lead

If PCI Drilling, use the calculated composites from individual assay.

If Old Drilling, use the original Old assay.

Otherwise set unassigned composites to a code for “No Assay”

14-16	INDEPENDENT MINING CONSULTANTS, INC.

15.0	ADJACENT PROPERTIES

Other major land holders in the Morococha district are Sociedad Minera Corona S.A. and Sociedad Minera Austria Duvaz S.A. These companies have mining concessions adjacent to the Toromocho Project. Society Minera Corona has been acquired by Pan American Silver, however the original agreements between Corona and subsidiaries of PCI are still in effect.

There are other holdings such as: Sociedad Minera de Responsabilidad Limitada, Sociedad Anonima, and Condominium, which are organizations that also have mining concessions adjacent to the project. There are other companies in the area with these types of holdings such as Volcan Mining, and MARSA.

One kilometer from the western limit of the Tomorocho deposit is another company that holds mining concessions named Volcan Compania Minera S.A.A.

MPCS has negotiated contracts with Sociedad Minera Corona S.A. regarding three claims that would fall within the Toromocho pit. The contract agreement provides for a land swap with Corona when the Toromocho project develops toward production.

There are no other properties within the planned pit area that are not covered by the Centromin option agreement or the above mentioned contract.

MPCS is negotiating to obtain surface access to some surface properties adjacent to the MPCS holdings at this time.

15-1	INDEPENDENT MINING CONSULTANTS, INC.

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 Overview

A number of process tests have been completed in recent months by Metcon Research, Inc. (Metcon) laboratory under contract to PCI. This recent work has formed the basis for an updated understanding of the process flow sheet and process costs and recoveries. Assistance in the interpretation of the process results have been provided by Minerals Advisory Group, LLC (MAG), of Tucson, Arizona in addition to KD Engineering Co., Inc. (KD) and Metcon.

The recent Metcon testing has focused on using flotation to produce a marketable concentrate for conventional smelting. Additional tests are underway to evaluate the benefits and costs of concentrate leaching. However, the process basis for development of this statement of resources is flotation followed by conventional smelting.

Centromin completed multiple iterations of process testing on the bench scale and pilot scale during their tenure of the property. Flotation results from Centromin testing were variable in that concentrate grades and recoveries varied substantially from sample to sample. This occurred over a range of flow sheet test conditions.

The recent PCI commissioned work at Metcon has identified the cause of the variability in flotation results and has developed a flotation flow sheet to resolve the issue. In summary, the historic low concentrate grades and/or low process recoveries were apparently caused by the presence of a talc like (or a related fibrous mineral) within the deposit. The presence of these naturally floatable silicate minerals (“insol”) in the concentrate contributes to low concentrate grades within the early test results.

The Metcon test work has identified an agent called CMC that will suppress the talc during the flotation process. CMC will also suppress moly flotation, so the extraction of moly will require preferential flotation separation between moly and the insol minerals.

Process recovery testing has focused on the recovery of the economically interesting metals of copper, moly, and silver. The impacts of zinc and arsenic on the process have also been understood. Arsenic values are such that in-pit blending will keep arsenic heads sufficiently low that smelter penalties should not be an issue. Zinc grades in the main pit area are sufficiently low that penalties in concentrate are likely not an issue. The northeast extension zone of the deposit has sufficient zinc grades that zinc suppression may be required. The ability to depress zinc will be dependent on the zinc mineralogy. Zinc depression is under investigation.

16-1	INDEPENDENT MINING CONSULTANTS, INC.

16.2	Metcon Test Summary

Two major testing programs have been completed by Metcon prior to this statement of resources. Additional testing is currently underway to quantify these results and add additional detail on grind index and other parameters.

The two major programs to date are:

Metcon 2004

Fifteen Composite samples tested in 2004. Flotation to concentrate and flotation to concentrate leach were tested on an initial basis. The 15 samples were from the main pit zone of the Toromocho deposit and were selected from the first five PCI holes drilled as twins. Eight composites of the Northeast zone were tested in a second phase of 2004 testing.

Metcon 2005

Seven Composites were assembled to represent the best estimate of potential process material types at Toromocho based on rock type, chalcocite presence, and presence or absence of intense brecciation. The composites were made up of drill core selected from the main pit area.

Metcon 2004

The 2004 testing was based on a series of 15 composites of core sample intervals from the initial five PCI drill holes. Composites crossed rock type boundaries and consequently represent broad average composites of the Toromocho deposit. The purpose o the tests were to begin to understand the overall process response and to establish the test requirements for more thorough definition of the deposit.

The following test procedures were used to simulate a conventional flotation process with some degree of optimization.

Metcon 2004 Tests

Grind	P80 of 150 mesh
Rougher Flotation	10.5 ph
Cleaner Flotation	11-11.5 ph
Rougher Flotation Time	10 min
Cleaner Flotation Time	5 min
Carboxy Methyl Cellulose (CMC)	75 – 255 gm/tonne
Aerfloat-238	12-28 gm/tonne
Potassium Amyl Xanthate (PAX)	18-30 gm/tonne
CaO Consumption Range	1.96 to 9.16 kg/tonne
CaO Consumption Average	4.4 kg/tonne

After flotation, concentrates were subjected to an elevated temperature (80 deg C) sulfuric acid-ferric leach stage for 6 hours to extract oxide and soluble sulfides. The leach residue

16-2	INDEPENDENT MINING CONSULTANTS, INC.

was then reground and sent to additional flotation testing in an effort to make a chalcopyrite concentrate.

Table 16-1 was developed by Metcon and is presented here to summarize the flotation and flotation-leach combination results.

The poor concentrate grades are due to the “insol” associated with the ore feed. The poor moly recoveries are due to the fact that the moly reported with the insol material.

Table 16-1

Main Pit Zone

Metal Recovery Comparison

Conventional Flotation vs. Flotation-Leach-Flotation

Composite	Metal Recovery (%)
	Conventional					Flotation-Leach-Flotation
	Final Conc. % Cu	Cu	Ag	Mo	Fe	Final Conc. % Cu	Cu	Ag	Mo	Fe	Overall Cu Recovery
23-42-A1 M#1	20.00	75.52	56.35	3.69	3.34	15.20	34.25	44.15	4.58	2.80
Leach - PLS							48.27	0.44	0.81	0.57	82.52
23-42-A1 M#2	25.50	61.07	43.44	3.05	1.34	5.80	29.08	51.64	5.24	6.59
Leach - PLS							50.44	0.18	1.18	0.48	79.52
*24-45-2 M#1(low grd)	7.85	37.50	51.96	4.59	5.86	12.50	1.78	1.32	0.56	0.17
Leach - PLS							32.98	0.42	0.59	-0.21	34.76
25-42-A1 M#1	27.60	76.71	67.05	16.47	4.04	23.00	30.46	48.97	3.89	3.45
Leach - PLS							41.15	0.21	0.35	-0.55	71.61
25-42-A1 M#2	26.50	85.84	68.57	16.14	4.73	8.55	37.27	76.01	13.64	12.72
Leach - PLS							53.18	0.42	0.43	-0.33	90.45
25-42-A1 M#3	24.70	88.41	81.60	75.07	9.67	13.90	40.25	55.57	4.04	11.72
Leach - PLS							52.58	0.57	0.15	-0.12	92.83
26-41-1 M#1	28.10	76.17	74.73	11.14	6.81	17.30	21.51	28.92	2.60	4.42
Leach - PLS							51.17	0.56	0.41	-0.03	72.68
26-41-1 M#2	14.30	82.10	63.30	4.39	6.70	13.50	57.82	61.77	17.48	12.81
Leach - PLS							34.22	0.76	0.04	0.41	92.04
26-41-1 M#3	22.20	75.34	60.48	3.25	7.45	10.20	58.02	60.61	29.53	25.83
Leach - PLS							27.69	0.60	0.08	0.47	85.71
26-41-1 M#4	14.60	91.41	79.31	6.82	10.73	12.60	83.69	66.03	25.23	18.03
Leach - PLS							10.60	0.30	0.07	-0.54	94.29
27-43-2 M#1	26.00	69.60	48.21	4.19	3.29	12.00	33.20	44.57	11.67	7.88
Leach - PLS							48.05	0.29	0.46	-0.12	81.25
27-43-2 M#2	29.40	80.79	70.09	6.44	5.21	15.10	63.75	77.89	3.99	14.84
Leach - PLS							21.85	0.32	-0.10	-0.71	85.60
27-43-2 M#3	29.80	77.74	74.45	4.86	7.04	21.00	41.69	39.56	2.75	7.20
Leach - PLS							37.17	40.93	0.06	-0.45	78.86
27-43-2 M#4	22.00	80.80	60.49	4.77	4.84	5.35	33.18	70.63	11.70	13.05
Leach - PLS							53.65	0.97	0.15	-0.19	86.83
27-43-2 M#5	26.40	78.68	62.63	2.90	4.99	21.00	53.40	42.13	8.62	5.44
Leach - PLS							20.24	0.20	0.20	0.76	73.64
Average	23.00	75.85	62.23	11.18	5.74	13.80	80.17	54.46	10.03	9.76	80.17
*Average (w/o Low Grade)	24.08	78.58	65.11	11.66	5.73	13.89	83.42	58.23	10.66	10.46	83.42

16-3	INDEPENDENT MINING CONSULTANTS, INC.

In addition to the 15 samples above, there were 8 additional composites during 2004 from the Northeast zone of the deposit. Results were somewhat similar with copper recoveries ranging from 54 to 87%. Copper concentrate grades were between 14 and 30%. Moly recoveries in the initial tests were similar to those of the 15 main pit samples.

Metcon 2005

An additional series of tests were completed in early 2005 based on knowledge gained in the 2004 test program. A set of seven composites was assembled from HQ and PQ core samples that represented the understanding of potential process metallurgical ore types based on the current understanding of geology. The composites varied in weight between 87 and 187 kg once assembled. The intent of the large composite was to enable lock-cycle tests to be completed at a later stage of the testing.

The composite names and categories are summarized below. Soluble means the ratio of (AsCu+CnCu)/Totcu. The rock type and breccia codes are based on the geologic logs of the core. Breccia generally means relatively intense brecciation in the geologic logs.

Name	Rock Type	Brecciated	Soluble Copper Species
IB+20	Intrusive	Breccia	+20% of copper is soluble
I + 20	Intrusive	No Breccia	+20% of copper is soluble
SB+20	Skarn	Breccia	+20% of copper is soluble
S+20	Skarn	No Breccia	+20% of copper is soluble
I-20	Intrusive	No Breccia	less than 20% of copper is soluble
SB-20	Skarn	Breccia	less than 20% of copper is soluble
S-20	Skarn	No Breccia	less than 20% of copper is soluble

Lock cycle tests were recently completed and the results summarized in Table 16-2

The test procedures for the 2005 program is summarized as follows:

Metcon 2005 Tests

Grind	P80 of 150 mesh
Rougher Flotation	10.5 pH
Cleaner Flotation	11.5 pH
Rougher Flotation Time	10 min
Cleaner Flotation Times	5-10 min
Carboxy Methyl Cellulose (CMC)	0 - 140 gm/tonne
Aerfloat-238	12 gm/tonne
Potassium Amyl Xanthate (PAX)	30 gm/tonne
CaO Consumption Range	1.45 to 4.83 kg/tonne
Potassium Ethyl Xanthate (PEX)	5 gm/tonne

16-4	INDEPENDENT MINING CONSULTANTS, INC.

Table 16-2

Summary of Locked-cycle Tests on all Composites

Calculated From Mass Balance of Entire Locked-Cycle Test

			Assay								Recovery							CMC Addition	Lime Addition
		Weight %	Cu	Ag	Mo	Fe	Zn	As	Mg	Insol	Cu	Ag	Mo	Fe	Zn	As	Mg
Composite	Final Cu Concentrate		%	g/t	%	%	%	%	%	%	%	%	%	%	%	%	%	g/t	kg/t
I+20	2nd Cl. Concentrate	1.98	26.62	269.80	0.391	20.94	0.64	3.43	0.28	12.82	88.20	60.64	56.85	6.00	57.64	72.81	0.26	25	3.6
	Calculated Head	100.00	0.60	8.80	0.014	6.91	0.02	0.09	2.09
IB+20	2nd Cl. Concentrate	2.12	25.99	142.90	0.493	27.37	0.40	0.03	0.28	7.24	89.46	69.55	67.28	8.76	48.57	3.37	0.34	0	3.9
	Calculated Head	100.00	0.62	4.40	0.016	6.63	0.02	0.02	1.70
I-20	3rd Cl. Concentrate	2.20	24.03	171.90	0.047	24.05	1.19	0.03	0.34	18.46	92.13	54.61	2.94	6.17	25.51	3.66	0.35	125	2.1
	Calculated Head	100.00	0.57	6.90	0.036	8.57	0.10	0.02	2.15
S+20	3rd Cl. Concentrate	1.89	27.51	226.36	0.012	22.44	3.63	1.06	0.45	7.45	80.59	58.60	2.45	4.83	75.10	43.47	0.20	125	5.5
	Calculated Head	100.00	0.65	7.30	0.009	8.79	0.09	1.05	4.23
SB+20	3rd Cl. Concentrate	1.54	27.03	169.90	0.043	17.01	0.58	0.52	0.38	22.48	76.52	47.85	6.02	2.65	43.80	25.39	0.24	140	5.4
	Calculated Head	100.00	0.54	5.50	0.011	9.87	0.02	0.03	2.39
S-20	3rd Cl. Concentrate	1.76	27.07	220.60	0.025	24.85	5.23	0.09	0.67	8.35	84.04	46.69	3.16	4.57	44.87	7.89	0.34	125	5.3
	Calculated Head	100.00	0.57	8.30	0.014	9.60	0.21	0.02	5.85
SB-20	3rd Cl. Concentrate	1.70	29.86	220.90	0.104	27.44	1.41	0.01	0.15	5.59	89.09	49.98	6.52	5.02	40.59	0.98	0.10	50	2.6
	Calculated Head	100.00	0.57	7.50	0.027	9.27	0.06	0.01	2.45
Average	Final Cu Concentrate	1.88	26.87	203.19	0.159	23.44	1.87	0.74	0.36	11.77	85.72	55.42	20.75	5.43	48.01	22.51	0.26	84	4.1
Average	Calculated Head		0.59	6.96	0.018	8.52	0.07	0.18	2.98
Average*	Final Cu Concentrate		26.54	202.28	0.153						87.21	57.12	22.17

*	Average of final 3 cycles

16-5

Analysis of the tests results on Table 16-2 combined with the preliminary lock cycle tests have lead the process team to form the opinion that an average 85% recovery of copper to a minimum 24 to 30% copper concentrate grade is a sound expectation. Recovery of moly and silver is estimated to be 55 -60%.

Average 85 – 87% copper recovery is achievable at concentrate grades of 24 – 30% copper.

Molybdenum recoveries in intrusive materials of about 60% were demonstrated. However, molybdenum values are depressed with high CMC levels and report (about 60%) to the cleaner tail. MAG is developing technology to recover this molybdenum through a continued development program at METCON. A summary of molybdenum distributions as a function of CMC addition is given in Table 16-3.

Table 16-3

Summary of Molybdenum Recovery

Final Concentrate (I+20&IB+20) or Cleaner Tails (I-20, S+20, SB+20, S-20& SB-20)

Product	Concentrate of Tests IB+20, I+20			Cleaner Tails of Tests I-20, S+20, SB+20, S-20, SB-20
	Weight %	Grade % Mo	Recovery % Mo	Weight %	Grade % Mo	Recovery % Mo
Average Final Concentrate	2.05	0.45	62.41	1.89	0.06	4.27
Average Combined Cleaner Tails	0.79	0.050	3.80	3.15	0.79	59.57
Average Feed	100	0.0151	100.00	100.00	0.02	100.00

Process engineers at MAG have offered the opinion that there are two options to improve the moly recovery. In both cases however, a separate flotation effort will be required to separate insol from moly. This may be accomplished on a specific moly-insol concentrate, or on the flotation tail after suppression of insol. Consensus opinion of the process team is that a 55-60% moly recovery may be attainable.

16-6	INDEPENDENT MINING CONSULTANTS, INC.

17.0	MINERAL RESOURCES

The mineral resources were estimated at Toromocho based on a block model developed by IMC during the first quarter of 2005. That block model includes grade estimates of a number of metals. The only metals considered with positive economic benefit within the resource estimate at this time are copper, molybdenum, and silver. In order to meet the requirement for “reasonable prospect for eventual economic extraction”, a floating cone pit design algorithm was applied to the model. This section describes the techniques used to develop the block model and estimate the component of the model that qualifies as a resource. A vocabulary of some of the statistical terms is provided at the end of this section.

17.1 Block Model

The block model was developed using blocks sized 20 x 20m in plan and 15m high. The selection of the 15m bench height was based on the expectation that a deposit of this scale would be mined with large cable shovels which typically operate in 15m benches. The 15m block grades are estimated with 10m drill hole composites as detailed in Section 14.

Topographic information was assigned to the model based on recent electronic maps provided by PCI. The updated topographic information is a substantial improvement in topographic data since the previous resource work in 2004.

The model area was expanded significantly for 2005 in order to include potential pit walls at reasonable slope angles. The total model size and block size is summarized as follows:

Toromocho Model Size

Block Size			20 x 20 meters
Block and Bench Height			15 meters
Northing Range	8,715,900 m	8,718,700 m	= 140 blocks
Easting Range	373,600 m	377,000 m	= 170 Bocks
Elevation Range	4,050 m	4,995 m	= 63 Benches

Rock Type and Population Boundaries

Detailed geologic interpretation of the Toromocho deposit is in progress from several sources. The geologic staff in Peru is working on interpretation and PCI geologic contractor John Hunt has interpreted several sections through the center of the Toromocho deposit. IMC also completed a hand interpretation of rock types and breccia zones in early 2005 based on the drill data available as of December 2004. IMC work built upon the interpretive work completed in Peru and by Mr. Hunt.

The hand interpreted IMC rock type and breccia coding was used to understand the geologic controls on the grade of the deposit. Statistical comparison of copper grades across rock type boundaries indicated that the skarns are higher grade than the intrusives and the grade change at the boundary can be abrupt. Consequently, the rock type boundary should be respected during block grade assignment.

17-1	INDEPENDENT MINING CONSULTANTS, INC.

The logged breccia boundary does not seem to have an impact on copper grade within the deposit. Discussions with John Hunt indicate that the logged breccia zones are the relatively intense breccias and that a significant portion of the deposit is within a zone of moderate brecciation. Consequently, the breccia boundary was not used as a control for block grade estimation.

Based on the experience and knowledge gained in that initial interpretation, IMC assigned rock type codes to the current block model based on an indicator procedure whereby the rock type outlines were approximated by computer. The advantage of the procedure is that it is not subjective, and it rigorously respects the supporting data. The 10m composites were coded by rock type in both PCI and Old Drilling. The rock type information within the Old drilling can be somewhat suspect, but the PCI staff in Lima has utilized the historic logs to develop a reasonable set of rock type assignments for the Old Drilling composites. The PCI drilling has been logged by the PCI staff IMC was able to confirm the major rock type codes during the site visit.

IMC has not been able to establish grade differences between the several types of logged intrusives, so all intrusives were combined into one broad rock type. A similar situation occurred with the several logged types of calc-silicates, so all calc-silicate altered material has been combined into a broad category called skarn.

The indicator procedure for rock type assignment was completed as follows:

1)	A thorough check of the rock type assignments was completed on the 10m composite data. Rock types were assigned to as many intervals as possible.

2)	Two indicators were assigned to the composite values: 1) a skarn indicator was set to 1 if the composite were skarn, otherwise set to zero. 2) an intrusive indicator was set to 1 if the composite were intrusive, otherwise set to zero.

3)	Both indicator variables were kriged independently and two separate variables were set in the block model: 1) block fraction skarn, and 2) block fraction intrusive. Unassigned blocks were left coded as “undefined”. Kriging parameters were: Search and Range = 150 x 150m horizontal x 55m vertical, Composites: Max = 10, Min = 1, Max per hole = 3, Variogram C0=0.01, Total Sill = 1.00.

4)	The two block fractions were compared and a boundary was based on the 50% rule to assign a rock type code to a block. In all cases, the total of skarn fraction plus indicator fraction totaled to 1.0.

Figure 17-1 shows the result of the indicator rock type assignment on the NW-SE drill Section #27. The IMC final pit is also shown on the same section. The areas at depth without shading are undefined rock types within the block model.

An additional code was assigned to the model to reflect the boundary between the leach cap and interesting mineralization. This procedure was accomplished by scanning vertically down each drill hole until the first total copper value of 0.15% copper. Those coordinates were stored within each drill hole and used to generate a surface contour map. That map was then applied to the model. Material above the 0.15% copper surface was coded as leached cap within the block model. The resulting leach cap code was also used as a boundary for grade assignment to the model blocks.

17-2	INDEPENDENT MINING CONSULTANTS, INC.

Block grade estimation utilized conventional linear kriging. The constraints on each population and the estimation methods for each of the populations are summarized on Table 17-1. Variography results suggested that longer ranges and searches could be applied to moly than those shown on Table 17-1. Moly estimation was kept with the same search parameters as the other metals so there were no blocks were moly was assigned and other metals were not.

Figure 17-2 is an example cross section through the model. This is the same NW-SE Section #27 that is presented on Figure 17-1. However, Figure 17-2 illustrates the equivalent copper grade of the final block model on the same section. The drilling and rock type information on Figure 17-1 and be compared with the equivalent copper grades on Figure 17-2. The equivalent copper grade on the figure is based on the net smelter return of copper, moly, and silver combined. The equation used for copper equivalent on the figure is:

EqCu = Total Copper + 9.1313 x Moly + 0.007 x Silver

The variogram parameters for the accessory metals such as lead and arsenic were not validated in detail. Those metals do not receive economic value and the purpose of their estimation is to provide guidance for future process plant design.

Figures 17-3 through 17-5 are brief summaries of variograms for copper, moly, and silver at Toromocho as support for Table 17-1.

Densities are assigned based on the leach cap surface. The supporting information for density estimation were the historic density sample measurements recorded by Centromin. IMC understands that PCI is currently completing a series of additional density tests to confirm the historic work by Centromin.

Block Density Assignments

Leach Cap Material above the 0.15% Cu Surface:	2.355 dry tonnes / cubic meter
Elsewhere in the model	2.57 dry tonnes / cubic meter

17-3	INDEPENDENT MINING CONSULTANTS, INC.

Classification of Blocks

Each block in the model was assigned a code to classify the relative confidence into the categories of measured, indicated, and inferred as defined under NI-43-101 guidelines.

The procedure for classification is as follows:

Inferred:

Block grade estimated by the parameters on Table 17-1

Indicated:

Kriged standard deviation < = 0.81 and

3 Composites used to estimate the block

Measured:

Kriged standard deviation based on PCI Vertical holes < = 0.50

10 composites used from PCI Vertical Holes

Kriged standard deviation is the square root of the kriged variance. It should be noted that the total sill for all variograms was 1.00.

The requirement for Indicated category places a horizontal limit on extrapolation from the outside holes of about 75 to 80m out of the total 150m search radius. Almost all blocks within the drill grid are of the Indicated category and the Inferred blocks are those where the estimate moves from interpolation to extrapolation at the edges of the deposit.

Measured requires that 10 composites be available within the search radius that are all PCI holes that are vertically oriented. Old Drilling cannot contribute to the measured category on its own. IMC has eliminated the use of PCI angle holes due to errors in the down hole survey data base that were corrected by IMC. Until higher reliability of down hole survey is available, IMC does not feel comfortable using angle holes to support measured category estimates.

The blocks illustrated on Figure 17-2 are of the measured and indicated category. Inferred blocks are not plotted on the section.

17-4	INDEPENDENT MINING CONSULTANTS, INC.

Figure 17-1

SE-NW Cross Section #27 Looking Southwest

Model Rock Type Code vs Drill Data

17-5

Figure 17-2

SE NW Section #27, Looking Southwest

Measured and Indicated Block Grades

EqCu = Total Copper + 9.1313 x Moly + 0.007 x Silver

17-6

Table 17-1

Summary of Block Grade Estimation Procedures

Population Boundaries

Rock Type or Zone	Metal	Zones Used for Estimation
Leached Cap	Copper	Leach Cap
	Soluble%	No Bounds
	Lead	Leach Cap
	Zinc	Leach Cap
	Silver	No Bounds
	Gold	Leach Cap
	Moly	No Bounds
	Arsenic	Leach Cap

Intrusive	Copper	Intrusive Below Cap
Below Lch Cap	Soluble%	No Bounds
	Lead	Intrusive Below Cap
	Zinc	Intrusive Below Cap
	Silver	No Bounds
	Gold	Intrusive Below Cap
	Moly	No Bounds
	Arsenic	Intrusive Below Cap

Skarn	Copper	Skarn Below Cap
Below Lch Cap	Soluble%	No Bounds
	Lead	Skarn Below Cap
	Zinc	Skarn Below Cap
	Silver	No Bounds
	Gold	Skarn Below Cap
	Moly	No Bounds
	Arsenic	Skarn Below Cap

Kriging Parameters in All Populations

Composite Count

Max	Min	Max per Hole
10	1	3

Search

Horizontal Meters	Vertical Meters
150	55

Variogram

Horizontal Meters	Vertical Meters	Nugget Co	Total Sill C0+C1
200	75	0.30	1.00

17-7	INDEPENDENT MINING CONSULTANTS, INC.

Figure 17-3

Example Variograms

Copper

Combined Skarn and Intrusive

No Leach Cap

Horizontal Variogram

Distance is in meters

Vertical Variogram

Distance is in meters

17-8	INDEPENDENT MINING CONSULTANTS, INC.

Figure 17-4

Example Variograms

Molybdenum

Combined Skarn and Intrusive

With Leach Cap

Moly < 0.15% Mo Grade

Main Pit Area

Horizontal Variogram

Distance is in meters

Vertical Variogram

Distance is in meters

17-9	INDEPENDENT MINING CONSULTANTS, INC.

Figure 17-5

Example Variograms

Silver

Combined Skarn and Intrusive

With Leach Cap

Horizontal Variogram

Distance is in meters

Vertical Variogram

Distance is in meters

17-10	INDEPENDENT MINING CONSULTANTS, INC.

17.2 Resource Estimate

The block model was used as the primary input to determine the material that has “reasonable prospect for eventual economic extraction”. That material was developed by using the floating cone pit design algorithm. The economics and recoveries applied to the block model are approximate and are based on judgment level input and approximate costs scaled from similar projects. This information is not intended to represent an engineered cost estimate or a financial analysis of the project.

The floating cone process compares the economic benefit of processing the economic mineralization versus the costs to mine the overlying waste and the cost to mine, process, refine and sell the economic mineralization. In developing these cones, IMC applied economic benefit to blocks of the measured and indicated category only. Once a theoretical pit geometry was developed, the material inside that pit was tabulated inclusive of the contained inferred category mineralization.

This resource is preliminary in nature and includes inferred mineral resources that are considered to speculative to have economic considerations applied to them. There is no certainty that this resource will be converted to reserve.

The process basis for the floating cone evaluation was flotation followed by conventional smelting. The mining costs are based on the assumption of large cable shovels and large 300 tonne haul trucks operated as a conventional hard rock open pit.

Table 17-2 presents the floating cone input parameters. The input metal prices to the floating cone were $0.90/lb copper, $6.00/lb moly, and $5.50/oz silver. Once the cone geometry was established with those prices, the contained mineralization was retabulated with copper equivalent cutoffs based on $1.00/lb copper, $10.00/lb moly, and $5.58/oz silver. The later prices reflect the IMC calculation of the 3 year backward average metal prices as of the end of February 2005.

The resulting copper equivalent calculation for tabulation of material within the pit is:

EqCu = Total Copper + 9.1313 x Moly + 0.007 x Silver

The tabulation of resources within the floating cone theoretical pit geometry is summarized on Table 17-3. The resource categories of measured, indicated and inferred are shown on the table. The total resource was established at a 0.26% equivalent copper cutoff which is internal cutoff at the 3 year average metal prices and the costs on Table 17-2.

Contained within that resource is a central core of the deposit that will be preferentially mined and processed. IMC has completed highly preliminary production schedules with the goal of maximizing project return on investment whereby the time sequence of plant feed and the time sequence of cutoff grades are established. IMC holds the opinion that a 0.60% equivalent copper cutoff reflects a sound approach to determination of process plant feed material for the core of the deposit.

17-11	INDEPENDENT MINING CONSULTANTS, INC.

The remaining resource with cutoff grades between 0.26% and 0.60% equivalent copper could be stockpiled for eventual future processing. Figure 14-6 is a contour map of the cone as an indication of the size of the potential resource pit.

17-12	INDEPENDENT MINING CONSULTANTS, INC.

Table 17-2

Floating Cone Economic Input Parameters for Resource Definition

Estimated Cost Parameter	Costs or Recovery	Units
Mining Cost	$0.70	$ / tonne total material
Haulage Increment Bench	4700	meter elevation
Increment per 15m Bench	0.01	$ / tonne total material
Average of Haul Increment used for approximate breakeven cutoff calculated below	$0.06	$ / tonne total material

Processing Cost per tonne	$3.02	$ / tonne ore

Process Recoveries
Copper	85%
Moly	60%
Silver	60%

Mine Site General And Admin	$0.50	$ / tonne ore

Treatment and Refining Charges
Copper Smelting, Refining, Freight	$0.239	$ / lb copper
Moly Roasting	$0.50	$ / lb moly
Silver Refining	$0.35	$ / oz silver

Recovery in Smelter or Refinery
Copper	96.50%	Smelter Recovery
Moly	100.00%	Assumed losses included in mill recov.
Silver	95.00%

Slope Angles All Cases	38	degrees

Depth Discounting, % per bench	1.0%

Metal Prices, to Define Pit Size
Copper Price	$0.90	/ lb copper
Moly	$6.00	/ lb moly
Silver	$5.50	/ oz silver

Metal Prices, 3 year averages used to set cutoff grade inside the $0.90/lb Pit
Copper Price	$1.00	/ lb copper
Moly	$10.00	/ lb moly
Silver	$5.58	/ oz silver

Calculated Cutoff Grades at 3 Yr Average Prices Shown Above in Percent Equivalent Copper		NSR Cutoffs
Breakeven		$ 4.28, With Avg Haul Incr = NSR Cutoff % Average
Varies by Bench of Depth	0.31
Internal with G&A		$3.52 NSR Cutoff %
	0.26

17-13	INDEPENDENT MINING CONSULTANTS, INC.

Table 17-3

Toromocho Resource

Equivalent Copper Based on $1.00/lb Cu, $10.00/lb Mo, $5.58/oz Ag

Measured

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60	107	0.73	0.024	6.7	1.00	1,722	57	23
0.26 to 0.59	32	0.34	0.011	5.0	0.48	240	8	5

Total Plus 0.26	139	0.64	0.021	6.3	0.88	1,962	65	28

Indicated

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60	711	0.63	0.022	8.5	0.89	9,875	345	194
0.26 to 0.59	731	0.33	0.008	5.1	0.44	5,318	129	120

Total Plus 0.26	1,442	0.48	0.015	6.8	0.66	15,193	474	314

Measured + Indicated

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60	818	0.64	0.022	8.3	0.90	11,542	397	218
0.26 to 0.59	763	0.33	0.008	5.1	0.44	5,551	135	125

Total Plus 0.26	1,581	0.49	0.015	6.8	0.68	17,093	532	343

Inferred

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.26	257	0.45	0.009	7.4	0.58	2,550	51	61

2,483,884 Ktonnes of contained Total Material In the Resource Pit

17-14	INDEPENDENT MINING CONSULTANTS, INC.

Figure 17-6

Floating Cone Pit

$0.90/lb Copper

$6.00/lb Moly

$5.50/oz Silver

Applied to

Measured and Indicated

Blocks Only

Pit for Resource

Tabulation

17-15

17.3 Vocabulary

Kriging

A statistical weighted average process whereby the grade of a block is estimated by weighted average from surrounding assay or composite samples. The weights are established to minimize the error of the estimate.

Variogram

A statistical tool that measures how similar samples are likely to be with various separation distances. The plot of a variogram shows variance versus distance between samples.

Spherical Model

A form of equation used to approximate the variogram function for input to other tools such as kriging.

Nugget

The variance of samples taken at the same location or with zero separation between the two samples. The nugget is usually referred to with the symbol of C0.

Sill

The total variance of widely spaced samples, approximately equal to the variance of the statistical population in general.

Range of Influence

The distance measured from the variogram, beyond which any two samples can be considered as statistically independent of each other.

Kriged Variance

The theoretical error of estimation when a block grade is calculated by kriging. Kriging minimizes this value when setting the weights for the surrounding samples.

Indicators and Indicator Kriging.

An indicator is a 0 or 1 value assigned to a sample based on some criteria. At Toromocho, an indicator procedure was used to develop the rock type interpretation within the model.

17-16	INDEPENDENT MINING CONSULTANTS, INC.

18.0	OTHER RELEVANT DATA AND INFORMATION

All information relevant to the estimation of Resources at Toromocho have been presented in the previous sections.

19.0	INTERPRETATION AND CONCLUSIONS

The interpretation of the results have been presented in the previous sections. In summary, IMC holds the opinion that the resources at Toromocho are currently as follows:

Toromocho Resource

Equivalent Copper Based on $1.00/lb Cu, $10.00/lb Mo, $5.58/oz Ag

Measured

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper%	Moly%	Silver gm/t	Equivalent Copper%	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60	107	0.73	0.024	6.7	1.00	1,722	57	23
0.26 to 0.59	32	0.34	0.011	5.0	0.48	240	8	5

Total Plus 0.26	139	0.64	0.021	6.3	0.88	1,962	65	28

Indicated

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper%	Moly%	Silver gm/t	Equivalent Copper%	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60	711	0.63	0.022	8.5	0.89	9,875	345	194
0.26 to 0.59	731	0.33	0.008	5.1	0.44	5,318	129	120

Total Plus 0.26	1,442	0.48	0.015	6.8	0.66	15,193	474	314

Measured + Indicated

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper%	Moly%	Silver gm/t	Equivalent Copper%	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60	818	0.64	0.022	8.3	0.90	11,542	397	218
0.26 to 0.59	763	0.33	0.008	5.1	0.44	5,551	135	125

Total Plus 0.26	1,581	0.49	0.015	6.8	0.68	17,093	532	343

Inferred

						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper%	Moly%	Silver gm/t	Equivalent Copper%	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.26	257	0.45	0.009	7.4	0.58	2,550	51	61

2,483,884 Ktonnes of contained Total Material In the Resource Pit

18-1	INDEPENDENT MINING CONSULTANTS, INC.

20.0	RECOMMENDATIONS

IMC holds the opinion that engineering field data should be collected toward the development of a feasibility study. The following types of studies should be commissioned as the project continues.

•	Continued drilling to confirm deposit size and improve confidence

•	Process testing for support of feasibility cost estimates and confirmation of the flow sheet

•	Environmental base line data collection

•	Geotechnical site engineering work on dumps, tailings, and infrastructure

•	Geotechnical site engineering work on pit slopes

•	Environmental design for issues such as ARD and Tailing seepage

•	Hydrological studies to evaluate project water sources and requirements

•	Continued Socio-economic evaluation of the Morococha district

Several stages of drilling and engineering evaluation will be required before completion of a final feasibility study. IMC approves and recommends the following work program as a general approach.

Work Program for Calendar 2005

1.	Diamond drilling for the entire year of 2005 of approximately 59,000 meters

2.	Sample preparation, and assay of the drill core for copper and associated metals

3.	Continuation of sequential assay is recommended for copper

4.	Install appropriate software and establish an industry standard drill hole database

5.	Geologic logging of drill core and geologic mapping of underground workings

6.	Consistent interpretation of geologic occurrences should be continued on all sections

7.	Metallurgical sample collection and testing of both traditional flotation metallurgy and hydrometallurgical processes

8.	Identify and solicit proposals from engineering firms, accept proposals, award bid and begin feasibility study

9.	Continue geotechnical site characterization work for location of tailings and infrastructure

10.	Continue geotechnical site characterization work for pit slopes

11.	Additional social studies for Morococha and surrounding communities to determine expectations and Company deliverables

12.	Continued development of an urbanization plan for Pacachaca and construction of model homes for demonstration to the community

13.	Expanded water resource studies

20-1	INDEPENDENT MINING CONSULTANTS, INC.

14.	Continue environmental base line work and evaluation of acid regeneration discharge in the area

15.	Studies of tailings disposal sites

16.	Studies of waste material dump sites

17.	Studies of leach dump sites and their suitability for solution recoveries

18.	Continue economic studies of the project including net present value and internal rate of return studies

The PCI budget to complete this work for 2005 and 2006 is summarized on Table 20-1.

Continued metallurgical testing is in progress and additional samples are being collected for planned metallurgical testing. Contractors have been identified and contracted to conduct the geotechnical, water, tailings disposal, environmental, and social studies summarized above.

Table 20-1

Peru Copper Exploration and Spending Plan

Calendar 2005 and 2006

	2005	2006
Planned Meters of Drilling	59,000	31,000

Summary of Expenses

Expense	2005 USD Millions	2006 USD Millions
Lima Office + Canadian Administration Expenses	$2.8	$1.9
Technical Consultants, for Feasibility Study, Etc.	$2.9	$0.6
Drilling plus Morochocha Camp Costs	$10.1	$5.2
Metallurgical Testing	$1.2	$0.1
Capital Equipment	$0.3	$0.0
Land Acquisitions	$7.9	$5.9

Total	$25.2	$13.7

20-2	INDEPENDENT MINING CONSULTANTS, INC.

21.0 REFERENCES

Information Memorandum, Toromocho, Empresa Minera del Centro del Peru S.A., Credit Suisse-First Boston-Macroinvest, March 1998

Proyecto Complejo Cuperifero de Toromocho, Kaiser Engineers International, Inc. 12 Feb 1982

Proyecto Toromocho, Resumen, Ing. Msc. Angel Alvarez Angulo, Gerente General de Centromin Peru, S.A. y Minero Peru S.A., 21 March 2001

Toromocho Project, Preliminary Metallurgical Assessment, KD Engineering Co., Inc. 7 Oct 2003

IMC Pit and Northeast Extension Flotation Testing, METCON Research, Inc., January 2005

Rock Type Composites Flotation Testing, (Interim Report), METCON Research, Inc., January 2005

INDEPENDENT MINING CONSULTANTS, INC.

22.0	CERTIFICATES OF AUTHORS

INDEPENDENT MINING CONSULTANTS, INC.

CERTIFICATE OF QUALIFIED PERSON

I, John M. Marek P.E. do hereby certify that:

1.	I am currently employed as the President and a Senior Mining Engineer by:

Independent Mining Consultants, Inc.

2700 E. Executive Drive # 140

Tucson, Arizona, USA 85706

2.	I graduated with the following degrees from the Colorado School of Mines

Bachelors of Science, Mineral Engineering – Physics 1974

Masters of Science, Mining Engineering 1976

3.	I am a Registered Professional Mining Engineer in the State of Arizona USA

Registration # 12772

I am a Registered Professional Engineer in the State of Colorado USA

Registration # 16191

I am a member of the American Institute of Mining and Metallurgical Engineers, Society of Mining Engineers

4.	I have worked as a Mining Engineer for a total of 30 years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

6.	I am responsible for the report titled Toromocho Project, Technical Report, dated 10 May 2005 relating to the Toromocho Copper Project in Peru. I visited the Toromocho property during the week 22 September 2003.

7.	Independent Mining Consultants, Inc, has worked on the Toromocho project prior to this study with the preparation of an earlier Technical Report in August of 2004.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

10.	I have read national Instrument 43-101 and Form 43-101F1, and to my knowledge, the Technical Report has been prepared in compliance with that instrument and form.

INDEPENDENT MINING CONSULTANTS, INC.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 10th day of May 2005.

John M. Marek P.E.

INDEPENDENT MINING CONSULTANTS, INC.